Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

THE GYMBOREE CORPORATION

a Delaware Corporation

at

$65.40 Net Per Share

by

GIRAFFE ACQUISITION CORPORATION

a wholly owned direct subsidiary of

GIRAFFE HOLDING, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON NOVEMBER 22, 2010, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Giraffe Acquisition Corporation, a Delaware corporation (which we refer to as the “Purchaser”) and a wholly owned direct subsidiary of Giraffe Holding, Inc., a Delaware corporation (which we refer to as the “Parent”), which is controlled by Bain Capital Fund X, L.P., is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of The Gymboree Corporation, a Delaware corporation (which we refer to as “Gymboree”), at a purchase price of $65.40 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 11, 2010 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Gymboree. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Gymboree (the “Merger”), with Gymboree continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned direct subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Gymboree or by a wholly owned subsidiary of Gymboree, by Parent or the Purchaser, including as a result of an exercise by the Purchaser of the Top-Up Option (as defined below) (if necessary to ensure that at least 90% of the Shares are owned by Parent or Purchaser) which Shares shall be canceled and shall cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $65.40 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Gymboree will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms and (b) the satisfaction of (i) the Minimum Tender Condition (as described below), (ii) the HSR condition (as described below) and (iii) the governmental authority condition (as described below). The Minimum Tender Condition requires that the number of shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 11:59 p.m. (New York City time) on November 22, 2010 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) which, together with any Shares then owned by Parent and its affiliates, shall equal at least 66% of the outstanding Shares as of the Expiration Date. The HSR condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-

Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), and any other applicable United States or foreign competition, antitrust, merger control or investment laws relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall have expired or otherwise been terminated. Under the HSR Act, Sponsor filed on October 22, 2010, and Gymboree will file, a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer and the Merger. The governmental authority condition requires that no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer, the Top-Up Option or the consummation of the Top-Up Option or the Merger or the consummation of the Merger, or preventing, prohibiting or imposing adverse conditions with respect to the Offer, the Merger or the Top-Up Option. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

After careful consideration and following the recommendation of the special committee of independent and disinterested directors of Gymboree’s board of directors (the “Special Committee”), Gymboree’s board of directors, among other things, has unanimously (i) approved and declared advisable, fair to and in the best interest of the stockholders of Gymboree, the Merger Agreement, the performance by Gymboree of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein, and (ii) recommended that the stockholders of Gymboree accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent required by applicable law, adopt the Merger Agreement and approve the transactions contemplated thereby.

A summary of the principal terms of the Offer appears on pages S-i through S-ix. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.

October 25, 2010

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Wells Fargo Bank, N.A., in its capacity as depositary for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

Okapi Partners LLC

437 Madison Avenue, 28th Floor

New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 297 0720

Stockholders and All Others, Call Toll-Free: (877) 285 5990

Email: info@okapipartners.com

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SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Gymboree contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Gymboree or has been taken from or is based upon publicly available documents or records of Gymboree on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Gymboree provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share, of The Gymboree Corporation

Price Offered Per Share	$65.40 net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”)

Scheduled Expiration of Offer	11:59 p.m. (New York City time) on November 22, 2010, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Giraffe Acquisition Corporation, a Delaware corporation and a wholly owned direct subsidiary of Giraffe Holding, Inc., a Delaware corporation

Who is offering to buy my Shares?

Giraffe Acquisition Corporation, or Purchaser, a wholly owned direct subsidiary of Giraffe Holding, Inc., or Parent, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Gymboree. Parent is controlled by affiliates of Bain Capital Fund X, L.P. See the “Introduction” and Section 8 — “Certain Information Concerning Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to Giraffe Holding, Inc. alone, the term “Purchaser” to refer to Giraffe Acquisition Corporation alone and the terms “Gymboree” and the “Company” to refer to The Gymboree Corporation alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Gymboree on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Gymboree common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

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How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase for cash all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Gymboree. If the Offer is consummated, Parent intends immediately to have Purchaser consummate the Merger (as described below) after consummation of the Offer. Upon consummation of the Merger (as described below), Gymboree would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $65.40 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer,” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Gymboree have entered into an Agreement and Plan of Merger, dated as of October 11, 2010 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Gymboree (the “Merger”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Certain Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes, we will have sufficient resources available to us. We estimate that we will need approximately $1,948 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options, restricted stock awards and restricted stock units), to pay related transaction fees and expenses, and to fund working capital at the closing of the Merger. Purchaser has obtained commitments from (i) Banc of America Securities LLC and Bank of America, N.A. to provide the full amount of a $225 million senior secured asset-based revolving credit facility (availability under which will be subject to a borrowing base) and (ii) Credit Suisse Securities (USA) LLC, Credit Suisse AG and Morgan Stanley Senior Funding, Inc. to provide (A) the full amount of a $720 senior secured term loan facility and (B) to the extent Purchaser does not issue an aggregate principal amount of its senior unsecured notes (the “Senior Notes”) generating up to $520 million in gross proceeds in a Rule 144A or other private placement, the full amount of a $520 million of senior unsecured bridge loan facility (in each case as described in the Amended and Restated Debt Commitment Letter, dated October 22, 2010, the “Debt Financing”). Bain Capital Fund X, L.P. has provided an equity commitment of up to $524 million to Parent (the

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“Equity Financing”), which, in addition to the Debt Financing and certain cash on hand of Gymboree (with respect to payments subsequent to the completion of the Merger), Parent and Purchaser anticipate will be sufficient to fund the purchase of all the Shares in the Offer and complete the Merger, and to pay related transaction fees and expenses and fund working capital at the closing of the Merger. Funding of the Debt Financing and Equity Financing is subject to the satisfaction of various conditions set forth in the commitment letters pursuant to which the Debt Financing and Equity Financing will be provided (including the requirement of Purchaser to be able to promptly effect the Merger). If we acquire at least 90% of the Shares in the Offer, we intend to effect the Merger without any further action by the stockholders of Gymboree. If we acquire less than 90% of the Shares in the Offer, provided the Minimum Tender Condition (as described below) is satisfied, we will be deemed to have exercised the Top-Up Option (as described below), and thereafter effect the Merger without any further action by the stockholders of Gymboree.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	we have received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer; and

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 11:59 p.m. (New York City time) on November 22, 2010, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated.

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur on November 23, 2010, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date and time at which on which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•

Purchaser must (i) extend the Offer on one or more occasions, in consecutive increments of up to 5 business days (or such longer period as the parties to the Merger Agreement may agree) each, if, at any then-scheduled Expiration Date, any Offer Condition (other than the Minimum Tender Condition) shall not have been satisfied or waived, until such time as each such condition shall have been satisfied or waived; (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer and (iii) if the Marketing Period (as

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described in Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Marketing Period”) has not ended on the last business day prior to the Expiration Date, extend the Offer until the earliest to occur of (x) any business day before or during the Marketing Period as may be specified by Parent on no less than 2 business days’ prior notice to Gymboree, and (y) the first business day after the final day of the Marketing Period; provided, however, that Purchaser shall not be required to extend the Offer beyond March 11, 2011 (the “Termination Date”).

•

If, at any then-scheduled Expiration Date, each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser may and, if requested by Gymboree, Purchaser must, and Parent must cause Purchaser to, extend the Offer by increments of 5 business days; provided, however, that the maximum number of days that the Offer may be extended under these circumstances shall be 20 business days; provided, further, that Purchaser is not required to extend the Offer beyond the Termination Date.

•

(i) Purchaser may extend the Offer for up to 10 business days from the day the Marketing Period will otherwise end and (ii) if the debt financing has not funded at the Expiration Date, then the Offer will be automatically extended to the later of (A) 15 business days (or, if the extension in (i) has been exercised, no more than 20 business days in total for clause (i) and this clause (ii)) from the date thereof, (B) December 31, 2010, or (C) such earlier date as Purchaser may specify (the “Extension Period”).

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Wells Fargo Bank, N.A., which is the depositary for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

that there shall have been validly tendered and not validly withdrawn on or prior to the Expiration Date that number of Shares which, when added to the Shares owned by Parent and its affiliates, would represent at least 66% of the Shares outstanding as of the Expiration Date (the “Minimum Tender Condition”);

•

the expiration or termination of any applicable waiting period (or any extension thereof) under the HSR Act, and any other applicable United States or foreign competition, antitrust, merger control or investment laws relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger;

•	that no Company Material Adverse Effect (as described below) has occurred;

•

that no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer, the Top-Up Option or the consummation of the Top-Up Option or the Merger or the consummation of the Merger, or preventing, prohibiting or imposing adverse conditions with respect to the Offer, the Merger or the Top-Up Option;

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•

any of the representations and warranties of Gymboree (A) relating to the absence of certain changes or events (as described in the Merger Agreement) shall not be true and correct in all respects at and as of the Offer Closing, (B) relating to capitalization (as described in the Merger Agreement) without giving effect to any materiality or “Company Material Adverse Effect” (as described below) qualifications therein, shall not be true and correct in all material respects at and as of the Offer Closing with the same effect as though made as of the Offer Closing (except to the extent expressly made as of an earlier date, in which case as of such date) and (C) as set forth in all other representations and warranties of the Company (other than the representations and warranties referred to in the foregoing clauses (A) and (B)), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall not be true and correct at and as of the Offer Closing (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of clause (C) for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect;

•

For the purposes of clause (B) above, if one or more inaccuracies in the representation relating to capitalization would cause the aggregate amount required to be paid by Parent to effectuate the Merger, refinance Gymboree’s Indebtedness, indirectly acquire all of the outstanding equity interests in Gymboree’s subsidiaries, and consummate the related transactions to be consummated on the Closing Date and pay all fees and expenses in connection therewith, to increase by $3,000,000 or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (B) above;

•

that Gymboree shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it under the Merger Agreement;

•	that the Merger Agreement shall not have been terminated in accordance with its terms;

•

that in the event that the exercise of the Top-Up Option is necessary to ensure that Parent or Purchaser owns at least 90% of the Shares immediately after the completion of the Offer, the Shares issuable upon exercise of the Top-Up Option together with the shares validly tendered in the Offer and not properly withdrawn are sufficient for Purchaser to reach at least 90% of the Shares immediately after the Offer Closing (after giving effect to such exercise); and

•

that if the Marketing Period (as described below) has not ended at the time of the satisfaction or waiver of the conditions to the Offer, then the Offer Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) any business day before or during the Marketing Period as may be specified by Parent upon 2 business days’ prior notice to Gymboree and (b) the first business day after the final day of the Marketing Period.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement including, without limitation, Purchaser’s obligation to terminate the Offer if, at any then-scheduled Expiration Date each condition to the Offer has been satisfied or waived, proceeds of the Debt Financing are not funded pursuant to the terms of the debt commitment letter and no further extensions or re-extensions of the Offer are permitted or required under the terms of the Merger Agreement.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. Purchaser expressly reserves the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Gymboree, Purchaser cannot, and Parent will not permit Purchaser to, (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition, (iv) add to the conditions to the Offer or amend, modify or supplement any condition to the Offer in any manner adverse to any holders of Shares or Gymboree, (v) except as expressly provided in the Merger Agreement, terminate, extend or otherwise amend or modify the Expiration Date,

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(vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holders of Shares or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

See Section 15 — “Certain Conditions of the Offer.”

Have any Gymboree stockholders agreed to tender their Shares?

No.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) follow the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. There is no procedure for guaranteed delivery in the Offer.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after December 24, 2010, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Gymboree board of directors think of the Offer?

After careful consideration and following the recommendation of the Special Committee, Gymboree’s board of directors, among other things, has unanimously (i) approved and declared advisable, fair to and in the best interest of the stockholders of Gymboree, the Merger Agreement, the performance by Gymboree of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein, and (ii) recommended that the stockholders of Gymboree accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent required by applicable law, adopt the Merger Agreement and approve the transactions contemplated thereby.

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A more complete description of the reasons of Gymboree’s board of director’s approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Gymboree.

If the Offer is completed, will Gymboree continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to complete the Merger. If the Merger takes place, Gymboree no longer will be publicly traded. Even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Gymboree’s common stock will no longer be eligible to be traded through the NASDAQ Global Market (“Nasdaq”) or other securities exchanges, there may not be an active public trading market for Gymboree common stock.

See Section 13 — “Certain Effects of the Offer.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into Gymboree and all of the then outstanding Shares (other than Shares held (i) in the treasury of Gymboree or by a wholly owned subsidiary of Gymboree, by Parent or the Purchaser, including as a result of an exercise by the Purchaser of the Top-Up Option (as defined in the Offer to Purchase) (if necessary to ensure that at least 90% of the Shares are owned by Parent or Purchaser), which Shares shall be canceled and shall cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”) and less any applicable withholding taxes. If we accept and purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Gymboree. Furthermore, if pursuant to the Offer or otherwise we own at least 90% of the outstanding Shares, we may effect the Merger without any further action by the stockholders of Gymboree.

See Section 11 — “The Merger Agreement; Other Agreements.”

If the Merger is consummated, Gymboree’s stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights in accordance with Delaware law (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger to the extent validly exercised. See Section 17 — “Appraisal Rights.” However, if the Offer is consummated but the Merger is not consummated, the number of Gymboree’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described in Section 13 — “Certain Effects of the Offer,” Gymboree may cease making certain filings with the SEC.

See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On September 30, 2010, which was the last trading day prior to public reports that Gymboree was considering a possible sale, the reported closing sales price of the Shares on Nasdaq was $41.54. On October 8, 2010, the trading day before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $52.95. On October 22, 2010, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on Nasdaq was $64.94. The Offer Price represents a 57.4% premium over the September 30, 2010 closing stock price, a 23.5% premium over the October 8, 2010 closing stock price, and a 0.7% premium over the October 22, 2010 stock price.

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See Section 6 — “Price Range of Shares; Dividends.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have been granted an irrevocable option, subject to certain limitations, to purchase from Gymboree the number of additional Shares sufficient to cause us to own one share more than 90% of the Shares then outstanding at a price per Share equal to the Offer Price. The Top-Up Option is exercisable only once, in whole but not in part. We refer to this option as the “Top-Up Option.”

If necessary for us to own at least 90% of the Shares issued and outstanding after all the conditions to the Offer have been satisfied or waived and after acceptance for payment of Shares validly tendered in the Offer, we will be deemed to have exercised the Top-Up Option on the Offer Closing Date in order to allow a short-form merger to be completed.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Top-Up Option” and Section 12 — “Purpose of the Offer; Plans for Gymboree — Short-Form Merger.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger if they did not tender Shares in the Offer and did not vote in favor of the Merger (if a vote on the Merger is held), subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under any Gymboree equity compensation plan (“Options”). Pursuant to the Merger Agreement, as of the earlier to occur of the Offer Closing and the Effective Time (such earlier time, the “Acceleration Time”), each Option granted pursuant to Gymboree’s 1993 Stock Option Plan or 2002 Stock Incentive Plan that is outstanding and unexercised immediately prior to the Acceleration Time (whether vested or unvested) will be canceled without any action on the part of any holder of such Option in consideration for the right at the Acceleration Time to receive, as promptly as reasonably practicable, a cash payment equal to the product of (i) the number of Shares subject to such Option and (ii) the excess of the Offer Price over the per-Share exercise price of such Option, less any required withholding taxes. As of the Effective Time, each Option granted pursuant to Gymboree’s 2004 Equity Incentive Plan that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested), will be canceled by virtue of the Merger and without any action on the part of any holder of such Option and converted into the right at the Effective Time to receive, as promptly as reasonably practicable, a cash payment equal to the product of (i) the number of Shares subject to such Option and (ii) the excess of the Merger Consideration over the per-Share exercise price of such Option, less any required withholding taxes and subject to any appraisal rights of such holders. See Section 17 — “Appraisal Rights.” Options with an exercise price that is equal to or greater than the Offer Price will be, upon the consummation of the Merger, canceled without consideration.

S-viii

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options.”

What will happen to my restricted stock awards in the Offer?

As of the Effective Time, each outstanding Share that is subject to restrictions on transfer and/or forfeiture granted pursuant to Gymboree’s equity compensation plans or otherwise, including Shares subject to performance-based conditions (which we refer to as “Restricted Stock Awards”) will become or otherwise be deemed fully vested and all restrictions thereon will lapse and each Restricted Stock Award for which vesting accelerated and restrictions lapsed at the Offer Closing will, in either case, be canceled by virtue of the Merger and without any action on the part of the holder of such Restricted Stock Award in consideration for the right at the Effective Time to receive, as promptly as reasonably practicable following the Effective Time, a cash payment equal to the product of (i) the number of Shares subject to such Award and (ii) the Merger Consideration, less any required withholding taxes and subject to any appraisal rights of such holders. See Section 17 — “Appraisal Rights.”

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Restricted Stock Awards.”

What will happen to my restricted stock units in the Offer?

As of the Effective Time, each outstanding restricted stock unit granted pursuant to Gymboree’s equity compensation plans (which we refer to as “Restricted Stock Units”) will become or otherwise be deemed fully vested and all restrictions thereon will lapse and each Restricted Stock Unit for which vesting accelerated and restrictions lapsed at the Offer Closing will, in either case, be canceled by virtue of the Merger and without any action on the part of the holder of such Restricted Stock Unit in consideration for the right at the Effective Time to receive, as promptly as reasonably practicable, a cash payment equal to the product of (i) the number of Shares underlying such Restricted Stock Unit and (ii) the Merger Consideration, less any required withholding taxes and subject to any appraisal rights of such holders. See Section 17 — “Appraisal Rights.”

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Restricted Stock Units.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call Okapi Partners LLC at (877) 285 5990 (Toll Free). Banks and brokers may call collect at (212) 297 0720. Okapi Partners LLC is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

S-ix

To the Holders of

Shares of Common Stock of The Gymboree Corporation

INTRODUCTION

Giraffe Acquisition Corporation, a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Giraffe Holding, Inc., a Delaware corporation (which we refer to as “Parent”), which is controlled by Bain Capital Fund X, L.P., is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of The Gymboree Corporation, a Delaware corporation (which we refer to as “Gymboree”), at a purchase price of $65.40 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of October 11, 2010 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Gymboree. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Gymboree (the “Merger”), with Gymboree continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and a wholly owned direct subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) in the treasury of Gymboree or by a wholly owned subsidiary of Gymboree, by Parent or the Purchaser, including as a result of an exercise by the Purchaser of the Top-Up Option (as defined below) (if necessary to ensure that at least 90% of the Shares are owned by Parent or Purchaser) which Shares shall be canceled and shall cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $65.40 or any greater per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. As a result of the Merger, Gymboree will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Gymboree stock options, restricted stock awards and restricted stock units.

Tendering stockholders who are record owners of their Shares and who tender directly to Wells Fargo Bank, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of (i) the Minimum Tender Condition, (ii) the HSR condition and (iii) the governmental authority condition. The Minimum Tender Condition requires that the number of shares validly tendered in accordance with the terms of the Offer and not validly withdrawn on or prior to 11:59 p.m. (New York City time) on November 22, 2010 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent and its affiliates, shall equal at least 66% of the outstanding Shares as of as of Expiration Date. The HSR condition requires that any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), and any other applicable United States or foreign competition, antitrust, merger control or investment laws relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall have expired or otherwise been terminated. Under the HSR Act, Sponsor filed on October 22, 2010, and Gymboree will file, a Premerger Notification and Report Form with the FTC and the Antitrust Division of the U.S. Department of Justice in connection with the purchase of Shares in the Offer and the Merger. The governmental authority condition requires that no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer, the Top-Up Option if necessary to ensure that at least 90% of the Shares are owned by Parent or Purchaser) or the consummation of the Top-Up Option or the Merger or the consummation of the Merger, or preventing, prohibiting or imposing adverse conditions with respect to the Offer, the Merger or the Top-Up Option (if necessary to ensure that at least 90% of the Shares are owned by Parent or Purchaser). The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.”

After careful consideration and following the recommendation of the Special Committee, Gymboree’s board of directors, among other things, has unanimously (i) approved and declared advisable, fair to and in the best interest of the stockholders of Gymboree, the Merger Agreement, the performance by Gymboree of its obligations thereunder and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and conditions contained therein, and (ii) recommended that the stockholders of Gymboree accept the Offer, tender their Shares to Purchaser in the Offer and, to the extent required by applicable law, adopt the Merger Agreement and approve the transactions contemplated thereby.

A more complete description of Gymboree’s board of director’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Gymboree’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-heading “Background of the Offer and Merger; Reasons for Recommendation.”

Gymboree has advised Parent that, on October 22, 2010, 27,374,059 Shares were issued and outstanding (including 956,540 unvested Restricted Stock Awards), and 235,983 Shares were issuable pursuant to vested stock options to purchase Shares, including options that were granted under any Gymboree equity compensation plan (“Options”), with an exercise price no more than the Offer Price. Assuming that no Shares are issued pursuant to the exercise of Options, grants of Restricted Stock Awards, vesting of Restricted Stock Units or otherwise after October 22, 2010 and all Options that are vested as of October 22, 2010 are exercised, there would be 27,985,015 Shares outstanding and the Minimum Tender Condition would be satisfied if at least 18,470,110 Shares are validly tendered and not validly withdrawn on or prior to the initial Expiration Date.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation shall consist of the officers of Gymboree immediately prior to the Effective Time.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required under applicable law, the adoption of the Merger Agreement and approval of the transactions contemplated thereby by the affirmative vote of the holders of at least a majority of the then outstanding Shares. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the Shares in the Offer, including pursuant the Top-Up Option (as described below), if applicable, Purchaser may consummate the Merger under the General Corporation Law of the State of Delaware (the “DGCL”) without a Stockholders’ Meeting and without the approval of Gymboree’s other stockholders. In the event that the Minimum Tender Condition is not met, and in certain other circumstances, the parties have agreed to complete the Merger without the prior completion of the Offer, after receipt of the affirmative vote of the holders of a majority of the Shares for the adoption of the Merger Agreement and approval of the transactions contemplated thereby at a validly called special meeting. In that case, the consummation of the Merger would be subject to similar conditions as the conditions to the Offer, other than the addition of the stockholder approval requirement and the inapplicability of the Minimum Tender Condition. See Section 11 — “The Merger Agreement; Other Agreements.”

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5 — “Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer which shall occur on November 23, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date on which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Tender Condition, the HSR condition, the governmental authority condition and the other conditions described in Section 15 — “Certain Conditions of the Offer.”

We must (i) extend the Offer on one or more occasions, in consecutive increments of up to 5 business days (or such longer period as the parties to the Merger Agreement may agree) each, if, at any then-scheduled Expiration Date, any condition to the Offer (other than the Minimum Tender Condition) shall not have been satisfied or waived, until such time as each such condition shall have been satisfied or waived; (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer and (iii) if the Marketing Period (as described below) has not ended on the last business day prior to the Expiration Date, extend the Offer until the earliest to occur of (x) any business day before or during the Marketing Period as may be specified by Parent on no less than 2 business days’ prior notice to Gymboree, and (y) the first business day after the final day of the Marketing Period; provided, however, that Purchaser shall not be required to extend the Offer beyond March 11, 2011 (the “Termination Date”).

If, at any then-scheduled expiration of the Offer, each condition to the Offer (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, we may, and if requested by Gymboree we must, extend the Offer by increments of 5 business days; provided, however, that the maximum number of days that the Offer may be extended under these circumstances shall be 20 business days; provided, further, that we are not required to extend the Offer beyond the Termination Date.

In addition, (i) Purchaser may extend the Offer for up to 10 business days from the day the Marketing Period will otherwise end and (ii) if the debt financing has not funded at the Expiration Date, then the Offer will be automatically extended to the later of (A) 15 business days (or, if the extension in (i) has been exercised, no more than 20 business days in total for clause (i) and this clause (ii)) from the date thereof, (B) December 31, 2010, or (C) such earlier date as Purchaser may specify (the “Extension Period”).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserve the right to waive, in whole or in part, any condition to the Offer or modify the terms of the Offer; provided, however, that, without the consent of Gymboree, Purchaser cannot, and Parent will not permit Purchaser to, (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition, (iv) add to the conditions to the Offer or amend, modify or supplement any condition to the Offer in any manner adverse to any holders of Shares or Gymboree, (v) except as expressly provided in the Merger Agreement, terminate, extend or otherwise amend or modify the Expiration Date, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holders of Shares or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Other than as may be required by the terms of the Merger Agreement, we do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. Without limiting the generality of the foregoing, if (i) at any then-scheduled Expiration Date, (x) each condition to the Offer (other than the Minimum Tender Condition) shall have been satisfied or waived, (y) the Minimum Tender Condition shall not have been satisfied and (z) no further extensions or re-extensions of the Offer are permitted or required, (ii) the Merger Agreement is terminated or (iii) at any then-scheduled Expiration Date, (x) each condition to the Offer shall have been satisfied or waived, (y) the proceeds of the Debt Financing are not funded pursuant to the terms of the Debt Commitment Letter and (z) no further extensions or re-extensions of the Offer are permitted or required, then, in each case, Purchaser will promptly (and, in any event, within 24 hours of such termination but prior to the Offer Closing), irrevocably and unconditionally terminate the Offer.

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of, and payment for Shares pursuant to the Offer, we have been granted an irrevocable option (the “Top-Up Option”), subject to certain limitations, to purchase from Gymboree the number of additional Shares sufficient to cause us to own one share more than 90% of the Shares then outstanding at a price per Share equal to the Offer Price. The Top-Up Option is exercisable only once, in whole but not in part. If necessary for us to own at least 90% of the Shares issued and outstanding after conditions to the Offer have been satisfied or waived and after acceptance for payment of Shares validly tendered in the Offer, we will be deemed to have exercised the Top-Up Option on the Offer Closing Date in order to allow a short-form merge to be completed.

Gymboree has provided us with Gymboree’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Gymboree’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. If we, with Gymboree’s consent, commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable foreign antitrust, competition or merger control laws. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book- Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

No Guaranteed Delivery. There is no procedure for guaranteed delivery in the Offer and, therefore, tenders must be received by 11:59 P.M. on the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Gymboree’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Gymboree’s stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of Gymboree in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed Internal Revenue Service (“IRS”) Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 11:59 P.M. (New York City time) on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 24, 2010, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to United States stockholders of Gymboree whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. It does not address tax consequences applicable to holders of Options, Restricted Stock Awards or Restricted Stock Units. The summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Gymboree. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to United States stockholders of Gymboree in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the United States federal income tax consequences of the transactions to stockholders who will actually or constructively (under the rules of Section 318 of the Code) own any stock of Gymboree following the Offer and the Merger, to holders of equity awards under Gymboree’s equity compensation plans, or to special classes of taxpayers (e.g., foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for United States federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation, and stockholders that beneficially own (actually or constructively), or at some time during the 5-year period ending on the date of the exchange have beneficially owned (actually or constructively), more than 5% of the total fair market value of the Shares). In addition, this summary does not address United States federal taxes other than income taxes. This summary assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or an other entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and changes in any laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of any withholding tax) and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by an individual is generally taxable at a reduced rate. In the case of Shares that have been held for one year or less, capital gain on the sale or exchange of such Shares generally will be subject to United States federal income tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations.

Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger.

A U.S. Holder who exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section  3 — “Procedures for Accepting the Offer and Tendering Shares.”

6. Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Global Market (“Nasdaq”) under the symbol “GYMB.” Gymboree advised Parent that, as of October 22, 2010, there were (i) 27,374,059 Shares outstanding (including 956,540 unvested Restricted Stock Awards ), (ii) 265,613 Shares reserved for issuance pursuant to Gymboree’s 1993 Amended and Restated Employee Stock Purchase Plan (which we refer to as the “ESPP”), (iii) 1,312,680 Shares reserved for issuance and not subject to grants of equity awards under Gymboree incentive plans, (iv) outstanding Options to purchase 235,983 Shares and (v) unvested and outstanding Restricted Stock Units with respect to 374,973 Shares. In addition, (i) no Shares were held in treasury and (ii) no Shares were held by a subsidiary of Gymboree.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the three preceding fiscal years, as reported on Nasdaq.

	High	Low
Year Ended January 30, 2009
First Quarter	$45.20	$35.29
Second Quarter	47.69	33.32
Third Quarter	41.79	21.33
Fourth Quarter	28.41	16.48
Year Ended January 30, 2010
First Quarter	$35.25	$14.02
Second Quarter	40.06	31.71
Third Quarter	52.31	39.00
Fourth Quarter	45.81	38.47
Year Ended January 30, 2011
First Quarter	$54.27	$38.85
Second Quarter	50.84	40.52
Third Quarter (through October 22, 2010)	65.18	37.26

On September 30, 2010, which was the last trading day prior to public reports that Gymboree was considering a possible sale, the reported closing sales price of the Shares on Nasdaq was $41.54. On October 8, 2010, the trading day before the public announcement of the terms of the Offer and the Merger, the reported closing sales price of the Shares on Nasdaq was $52.95. On October 22, 2010, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on Nasdaq was $64.94. The Offer Price represents a 57.4% premium over the September 30, 2010 closing stock price, a 23.5% premium over the October 8, 2010 closing stock price, and a 0.7% premium over the October 22, 2010 stock price.

According to Gymboree’s Annual Report on Form 10-K for the fiscal year ended January 30, 2010, Gymboree has never declared or paid cash dividends on its common stock and it anticipates that all future earnings will be retained for development of its business or stock repurchases. Gymboree is currently restricted from paying dividends under the terms of its existing credit facility. This credit facility also limits stock repurchases. Stockholders are urged to obtain a current market quotation for the Shares.

7. Certain Information Concerning Gymboree.

Except as specifically set forth herein, the information concerning Gymboree contained in this Offer to Purchase has been taken from or is based upon information furnished by Gymboree or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Gymboree’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Gymboree, whether furnished by Gymboree or contained in such documents and records, or for any failure by Gymboree to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General. Gymboree was organized in October 1979 as a California corporation and re-incorporated as a Delaware corporation in June 1992. Gymboree’s principal offices are located at 500 Howard Street, San Francisco, California and its telephone number is (415) 278-7000. The following description of Gymboree and its business has been taken from Gymboree’s Annual Report on Form 10-K for the fiscal year ended January 30, 2010 and is qualified in its entirety by reference to such Form 10-K. Gymboree is a specialty retailer operating stores selling high-quality apparel and accessories for children under the GYMBOREE®, GYMBOREE OUTLET, JANIE AND JACK®, and CRAZY 8® brands, as well as play programs for children under the GYMBOREE PLAY & MUSIC® brand. As of January 30, 2010, Gymboree had 953 stores, including 916 stores in the United States (593 Gymboree stores, 139 Gymboree Outlet stores, 119 Janie and Jack shops, and 65 Crazy 8 stores), 34 Gymboree stores in Canada, 2 Gymboree stores in Puerto Rico, and 1 Gymboree Outlet store in Puerto Rico. Gymboree also operates 3 online stores at www.gymboree.com, www.janieandjack.com and www.crazy8.com.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Gymboree is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Gymboree’s directors and officers, their remuneration, stock options granted to them, the principal holders of Gymboree’s securities, any material interests of such persons in transactions with Gymboree and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 27, 2010 and distributed to Gymboree’s stockholders on April 27, 2010. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Gymboree, that file electronically with the SEC.

Financial Projections. Gymboree has advised us that Gymboree’s management does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year due to the unpredictability of the underlying assumptions and estimates. However, in September 2010, Gymboree’s management provided to Parent and Purchaser, in connection with their due diligence review, management’s internal non-public, stand-alone, five-year financial projections (the “Five-Year Projections”) which are summarized below. None of Parent, Purchaser or any of their affiliates or representatives participated in preparing, and they do not express any view on, the Five-Year Projections summarized below, or the assumptions underlying such information. The subset of the Five-Year Projections summarized below assumes that Gymboree implements its previously announced plan to reach an ultimate domestic store count of roughly 600 Crazy 8 stores. Gymboree has advised us that Gymboree believes that the projections reflect the current operating plan for Gymboree on a go-forward standalone basis.

Gymboree has advised us that, while presented with numerical specificity, the Five-Year Projections necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Gymboree’s management. Since the Five-Year Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Five-Year Projections were based necessarily involved judgments with respect to, among other things, industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Gymboree’s business, all of which are difficult or impossible to predict and many of which are beyond Gymboree’s control. The Five-Year Projections also reflect assumptions as to certain business decisions that are subject to change. In addition, the Five-Year Projections may be affected by Gymboree’s ability to achieve strategic goals, objections and targets over the applicable periods. The Five-Year Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these Five-Year Projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in Gymboree’s periodic reports filed with the SEC.

Important factors that may affect actual results and result in projected results not being achieved include those risk factors set forth in filings with the SEC, including Gymboree’s annual report on Form 10-K for the year ended January 30, 2010 and quarterly and current reports on Form 10-Q and Form 8-K, including, but not limited to: fluctuation of Gymboree’s comparable store sales over time; changes to consumer product safety laws, regulations or related legal actions; changes in fashion trends and consumer preferences; competition and the strength of Gymboree’s competitors; loss of key personnel, inability to hire qualified additional personnel or turnover of Gymboree’s management team; additional United States regulation of foreign trade or additional United States customs requirements; risks associated with international business; dependence on one facility for distribution of product to all of its stores; loss of a key buying agent; failure of third parties to provide critical business functions, including credit card processing and store communications; damage to Gymboree’s computer systems or compromise to Gymboree’s computer network security; operating risks associated with Gymboree’s online businesses; risks associated with Gymboree’s efforts to expand internationally through franchising and similar arrangements or through wholly-owned subsidiaries; inability to locate new stores and relocate existing stores in appropriate retail venues and shopping areas; Gymboree being a party to legal proceedings; fluctuations in Gymboree’s tax obligations and effective tax rate; attracting and retaining a large and growing number of qualified team members; changes in seasonal consumer spending patterns; customer traffic in shopping malls; and currency exchange rate fluctuations.

Gymboree has advised us that the Five-Year Projections were prepared solely for internal use and not with a view toward public disclosure and, accordingly, do not necessarily comply with generally accepted accounting principles or “GAAP,” the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Five-Year Projections included below were prepared by, and are the responsibility of, Gymboree’s management. Neither Gymboree’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Five-Year Projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Five-Year Projections. Furthermore, the Five-Year Projections do not take into account any circumstances or events occurring after the date they were prepared.

Gymboree has advised us that Gymboree will make publicly available its actual results of operations for the quarter ended October 31, 2010 in a Quarterly Report on Form 10-Q that is expected to be filed with the SEC on or around December 10, 2010. Gymboree’s stockholders should review this Quarterly Report on Form 10-Q as soon as it becomes available.

The inclusion of the Five-Year Projections in this Offer to Purchase should not be regarded as an indication that any of Gymboree, Purchaser, Parent or their affiliates, advisors or representatives considered or consider the Five-Year Projections to be predictive of actual future events, and the Five-Year Projections should not be relied upon as such. Neither Gymboree nor Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Five-Year Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Five-Year Projections to reflect circumstances existing after the date such Five-Year Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Five-Year Projections are shown to be in error. Neither Gymboree nor Purchaser or Parent intend to make publicly available any update or other revisions to the Five-Year Projections, except as required by law. None of Gymboree, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any stockholder of Gymboree or other person regarding the ultimate performance of Gymboree compared to the information contained in the Five-Year Projections or that forecasted results will be achieved. Gymboree has made no representation to us, in the Merger Agreement or otherwise, concerning the Five-Year Projections. Furthermore, neither Gymboree nor Purchaser, Parent and any of their respective affiliates or representatives makes any representation to any other person regarding the Five-Year Projections. The Five-Year Projections are not being included in this Offer to Purchase to influence a decision by a Gymboree stockholder whether to tender his or her Shares in the Offer, but because the Five-Year Projections were made available by Gymboree to Bain Capital, Parent and Purchaser.

In light of the foregoing factors and the uncertainties inherent in the Five-Year Projections, Gymboree’s stockholders are cautioned not to place undue, if any, reliance on the Five-Year Projections.

	FY 2011	FY 2012	FY 2013	FY 2014	FY 2015
Revenue	$1,219	$1,326	$1,438	$1,544	$1,655
EBIT	208	227	248	269	290
EBITDA(1)	255	276	300	322	345
EPS	4.57	4.92	5.34	5.75	6.16

(1)	EBITDA is a non-GAAP financial measure and is used by Gymboree’s management to measure the operating performance of the business. Gymboree also uses EBITDA as a measure to calculate certain financial covenants related to Gymboree’s credit facility and as a factor in Gymboree’s tangible and intangible asset impairment tests. Management believes EBITDA is a useful measure as it reflects certain operating drivers of Gymboree’s business, such as sales growth, operating costs, selling, general and administrative expenses and other operating income and expense.

The key assumptions underlying the summary of the Five-Year Projections include:

•	524 total net new stores, comprised of 111 in 2011, 104 in 2012, 105 in 2013, 102 in 2014 and 102 in 2015

•	Estimated 39% tax rate for all years presented

•	0.5mm annual dilutive effect of share-based compensation

•	Declining gross margin from growth of margin dilutive concepts

•	No foreign exchange benefits / losses

The Five-Year Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Gymboree contained elsewhere in the Offer to Purchase, in the Schedule 14D-9 and Gymboree’s public filings with the SEC.

8. Certain Information Concerning Parent and Purchaser.

Parent is a Delaware corporation and Purchaser is a Delaware corporation. Both companies were formed on October 7, 2010 solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging the Equity Financing (as described below) and Debt Financing (as described below) in connection with the Offer and the Merger. Each of Purchaser and Parent has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the Equity Financing and Debt Financing in connection with the Offer and the Merger. Upon the completion of the Merger, Purchaser will cease to exist and Gymboree will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Parent or Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger.

Purchaser is a wholly owned subsidiary of Parent. Parent is controlled by affiliates of Bain Capital Fund X, L.P., a Cayman Islands exempted limited partnership. Bain Capital Fund X, L.P., is referred to herein as “Sponsor.” The principal business of Sponsor is to make equity investments in business organizations. Sponsor has provided an equity commitment of up to $524 million to Parent. See Section 9 — “Source and Amount of Funds.” We refer to Purchaser, Parent, and Sponsor, collectively, as the “Offeror Group.”

The office address of each member of the Offeror Group is 111 Huntington Avenue, Boston, MA 02199 and the telephone number is (617) 516-2000. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Purchaser and Sponsor are listed in Schedule I to this Offer to Purchase.

During the last five years, none of the Offeror Group or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described above or in Schedule I hereto, (i) none of the Offeror Group or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the Offeror Group or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Gymboree (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of the Offeror Group or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Gymboree or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Gymboree or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9. Source and Amount of Funds.

The Offer is not conditioned upon obtaining financing. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares, Parent and Purchaser have received equity and debt commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer, and there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger, to repay existing debt of Gymboree, to pay related transaction fees and expenses, and to fund working capital at the closing of the Merger will be approximately $1,948 million. Purchaser anticipates funding these payments with a combination of debt financing and equity financing as described herein and, with respect to payments subsequent to the completion of the Merger, certain cash on hand of Gymboree. Funding of the debt financing and equity financing is subject to the satisfaction of the conditions set forth in the commitment letters under which the debt financing and equity financing will be provided (including the requirement of Purchaser to be able to promptly effect the Merger). Under the Merger Agreement, Parent and Purchaser are permitted to amend, modify or grant waivers of any condition or other provision under the financing commitments without the written consent of Gymboree (such consent not to be unreasonably withheld, delayed or conditioned) unless such amendments, modifications or waivers would:

•

reduce the aggregate amount of the financing (unless the Equity Financing (as described below) or Debt Financing (as described below), as the case may be, is increased by an amount corresponding to such reduction); or

•

impose new or additional conditions that would reasonably be expected to (A) prevent or materially delay the ability of Parent to consummate the Offer, the Merger and the other transactions contemplated by this Agreement or (B) adversely impact the ability of Parent or Purchaser to enforce its rights against the other parties to the financing commitments.

In addition, under the Merger Agreement, Purchaser may elect to, and in certain circumstances may be required to (and Parent must cause Purchaser to), extend the Offer on one or more occasions if certain conditions have not been satisfied or if the extension is necessary for the Marketing Period (as described below) to be completed or for the debt financing to be funded.

The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to the applicable commitment letters described below, copies of which are filed as exhibits to the Schedule TO filed with the SEC and are incorporated by reference herein. Stockholders are urged to read the commitment letters for a more complete description of the provisions summarized below.

Equity Financing. Parent has received an equity commitment letter, dated October 11, 2010 (which we refer to as the “Equity Commitment Letter”) from Sponsor, pursuant to which Sponsor has provided an equity commitment of up to $524 million for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Offer Price and/or Merger Consideration pursuant to and in accordance with the Merger Agreement, together with related fees and expenses. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended and restated, and any permitted replacement equity financing, as the “Equity Financing.” Gymboree is a third party beneficiary to the Equity Commitment Letter to the extent that Gymboree seeks specific performance to cause Parent and the Purchaser to cause, or to directly cause, the Sponsor to fund the Equity Financing in certain circumstances in accordance with the terms of the Equity Commitment Letter and the Merger Agreement. Sponsor may effect the purchase of equity interests in Parent directly of indirectly through one or more person(s) controlling, controlled by or under common control with, Sponsor, provided that any such action does not relieve Sponsor of its obligations under the Equity Commitment Letter. Prior to the Effective Time, Parent may seek additional equity financing from other sources.

Concurrently with the execution and delivery of the Equity Commitment Letter, Sponsor executed and delivered to Gymboree a limited guaranty in favor of Gymboree in respect of Parent’s obligations under the Merger Agreement (which we refer to as the “Limited Guaranty”), a copy of which has been filed as Exhibit (b)(3) to the Schedule TO, which is incorporated by reference, provided that in no event will Sponsor incur obligations totaling more than $130 million in the aggregate under the Limited Guaranty.

The funding of the Equity Financing is subject to (i) the satisfaction or waiver of each of the conditions to Parent’s and Purchaser’s obligations (with the prior written approval of Sponsor) to consummate the transactions contemplated by the Merger Agreement, and, (ii) the contemporaneous funding of the debt financing described below on the terms and conditions described in the debt commitment letter. The foregoing summary of certain provisions of the Equity Commitment Letter and all other provisions of the Equity Commitment Letter discussed herein are qualified by reference to the Equity Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Equity Commitment Letter as Exhibit (b)(2) to the Schedule TO, which is incorporated by reference.

Debt Financing. Parent has received an amended and restated debt commitment letter, dated as of October 22, 2010 (which we refer to as the “Debt Commitment Letter”), from Credit Suisse Securities (USA) LLC, Credit Suisse AG, Morgan Stanley Senior Funding, Inc., Banc of America Securities LLC and Bank of America, N.A., pursuant to which Purchaser (i) will obtain (A) $225 million in commitments under a senior secured asset-based revolving credit facility (the “ABL Facility”) and (B) $720 million in commitments under a senior secured term loan facility the “Term Loan Facility”, in each case as described in the Debt Commitment Letter (the “Senior Credit Facilities”) and (ii) will, at its option, either (x) issue an aggregate principal amount of its senior unsecured notes (the “Senior Notes”) generating up to $520 million in gross proceeds in a Rule 144A or other private placement, or (y) to the extent the Purchaser does not so issue the Senior Notes, borrow up to $520 million of senior unsecured increasing rate loans under a new senior unsecured credit facility (the “Senior Bridge Facility”) (described in the Amended and Restated Debt Commitment Letter).

The funding of the Debt Financing is subject, among other things, to consummation of the Merger in accordance with the Merger Agreement (provided that the Merger Agreement shall not have been amended or waived in any material respect by Purchaser in a manner materially adverse to the lenders without the consent of the lead arrangers of the Debt Financing); absence of any Company Material Adverse Effect (defined in a manner substantially consistent with the Merger Agreement) since January 30, 2010; payment of required fees and expenses; the funding of the Equity Financing in an amount at least equal to 30% of the sum of (i) the amounts borrowed under the Term Loan Facility, the Senior Notes and the Senior Bridge Facility and (ii) the Equity Financing; the refinancing of certain of Gymboree’s existing debt and the absence of certain types of other debt; delivery of certain historical and pro forma financial information; the execution of certain guarantees and the creation of security interests; completion of a 15 business day marketing period following receipt by the lead arrangers of a confidential information memorandum with respect to the Term Loan Facility and an offering memorandum with respect to the Senior Notes and the, execution and delivery of definitive documentation. In addition, funding under the ABL Facility is subject to a borrowing base, the size of which is based on the value of Gymboree’s accounts receivable and inventory. The loans under the ABL Facility are not expected to be drawn at the time of the Merger, although Gymboree may be required to draw upon them to fund certain transaction expenses (including original issue discount, if any, on the Senior Notes and/or the loans under the Term Loan Facility) or to cover any other cash shortfalls.

We refer to the financing contemplated by the Debt Commitment Letter, as such letter may be amended and restated, and any permitted replacement debt financing, as he “Debt Financing.” The foregoing summary of certain provisions of the Debt Commitment Letter and all other provisions of the Debt Commitment Letter discussed herein are qualified by reference to the Debt Commitment Letter itself, which is incorporated herein by reference. We have filed a copy of the Debt Commitment Letter as Exhibit (b)(1) to the Schedule TO, which is incorporated by reference.

10. Background of the Offer; Past Contacts or Negotiations with Gymboree.

The information set forth below regarding Gymboree was provided by Gymboree, and none of Parent, Purchaser nor any of its affiliates takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Bain Capital Partners, LLC or its affiliates or representatives (which we refer to collectively, as “Bain Capital”) did not participate. References to Bain Capital below in certain cases may be references to actions to be taken by or on behalf of Parent or Purchaser, entities which are controlled by Bain Capital.

Background of the Offer

The following is a description of contacts between representatives of Bain Capital, Parent or Purchaser with representatives of Gymboree that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of Gymboree’s activities relating to these contacts, please refer to Gymboree’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

In June 2008, Bain Capital, along with a private equity firm with whom Bain Capital was, at that time, discussing the transaction (“Party A”), held discussions with Gymboree’s Chief Executive Officer and expressed an interest in exploring an acquisition of equity interests in Gymboree or other business combination involving Gymboree.

On July 19, 2010, Gymboree’s Chief Executive Officer had a telephone conversation with representatives of Bain Capital and Party A, during which Bain Capital and Party A expressed their interest in jointly exploring a potential transaction with Gymboree and communicated their initial view of valuation of the Company, suggesting a possible price range for a potential transaction between $55.00 per share and $65.00 per share.

On July 30, 2010, the Special Committee’s financial advisor placed calls to each of Bain and Party A to gauge their level of interest in participating in discussions regarding a potential transaction. Subsequently, the Special Committee’s financial advisor provided a draft confidentiality agreement to Bain.

On August 9, 2010, Bain Capital signed a confidentiality agreement related to a potential transaction.

On August 11, 2010, Bain Capital attended a management presentation meeting during which Gymboree’s senior management team outlined Gymboree’s future business strategy and provided certain internal non-public financial forecasts.

On August 13, 2010, the Special Committee’s financial advisor sent a process instruction letter to Bain Capital and the private equity firm with whom Bain Capital was, at the time, discussing the transaction, and asked that Bain Capital submit a preliminary indication of interest regarding an acquisition of Gymboree by August 19, 2010.

On August 19, 2010, in response to the request by the Special Committee’s financial advisor, Bain Capital, with such other private equity firm, submitted a letter to the Special Committee’s financial advisor indicating an interest in potentially acquiring Gymboree for a purchase price of between $58.00 per share and $60.00 per Share, subject to customary conditions, including completion of due diligence by Bain Capital.

On September 9, 2010, the Special Committee’s financial advisor provided Bain Capital and certain of its representatives access to an online data room containing nonpublic information relating to Gymboree.

During September and October, Bain Capital’s legal counsel, Ropes & Gray LLP (which we refer to as “Ropes & Gray”), and its accounting advisors, Pricewaterhouse Coopers LLP, performed due diligence investigations of Gymboree. During this period, Ropes & Gray also held diligence calls with certain members of Gymboree’s senior management. Also during this period, representatives of Bain Capital had various discussions with representatives of the Special Committee’s financial advisor and with senior management of Gymboree, as authorized by the Special Committee’s financial advisor.

On September 13, 2010, Bain Capital and Gymboree executed an amendment to the confidentiality agreement.

On September 14, 2010, members of Gymboree’s management made business unit presentations to and hosted store tours for representatives of Bain Capital.

On or about September 20, 2010, Party A informed Bain Capital that it would not be submitting a joint bid with Bain Capital on the bid deadline.

On September 25, 2010, a form of merger agreement and related documentation prepared by Skadden, Arps, Slate, Meagher & Flom LLP (which we refer to as “Skadden”) was made available to Bain Capital in the electronic data room.

On September 26, 2010, the Special Committee’s financial advisor distributed final bid instruction letters to Bain Capital. The letter indicated that the final bid deadline would be 2:00 p.m. (Pacific time) on October 14, 2010 and requested that the potential buyers submit a detailed markup of the merger agreement and all documents relating to financing of a potential transaction to Gymboree no later than 2:00 p.m. (Pacific time) on October 7, 2010 in order to allow Gymboree to provide feedback to the bidders prior to the final bid deadline.

On September 30, 2010, Bain Capital became aware of certain press reports containing rumors that Gymboree was considering a sale of Gymboree. Subsequently, the Special Committee’s financial advisor contacted Bain Capital and encouraged Bain Capital to submit a bid proposal as soon as possible so that the Special Committee could evaluate the bid proposals anticipated to be received on the same timeframes.

On October 2, 2010, representatives of Ropes & Gray had a telephone conference with representatives of Skadden to discuss the transaction proposed in the draft merger agreement.

On October 7, 2010, Ropes & Gray submitted a markup of the form of merger agreement, a form of equity commitment letter, forms of debt commitment letters from three lenders and a mark up of the form of guaranty with respect to Bain’s obligations in connection with a merger.

On October 8, 2010, representatives of Bain Capital sent a bid letter to the Special Committee’s financial advisor stating that Bain proposed to acquire Gymboree at a price of $63.75 per Share, subject to satisfactory finalization of the definitive documentation concerning the transaction.

On October 8, 2010, representatives of Skadden held a telephone conference with representatives of Ropes & Gray, Bain Capital and the Special Committee’s financial advisor to convey guidance for Bain Capital to improve the competitiveness of its bid. The conversation included specific guidance on how the terms and conditions in Bain Capital’s draft merger agreement could be improved and a discussion about the focus of Gymboree’s board of directors on (i) the remedies available to the parties in the event the transaction did not close, including the size of the termination fee and the reverse termination fee and the amount of the cap on Parent’s damages, (ii) the standard of effort contained in the financing covenant and (iii) the definition of the marketing period. Bain Capital was also informed by the Special Committee’s financial advisor that all remaining bidders would be required to submit their “best and final” proposals by 12:00 p.m. (Pacific Time) on October 9, 2010.

On October 9, 2010, Bain Capital sent a memorandum to representatives of Gymboree providing that Bain Capital proposed to acquire Gymboree at a price of $65.40 per Share, subject to satisfactory finalization of the definitive documentation relating to the transaction. The memorandum also included Bain Capital’s proposals with respect to certain terms and conditions, including the financing covenant, Gymboree’s termination fee, the cap on Parent’s damages and the payment of Parent’s expenses.

On October 9, 2010, Skadden and Ropes & Gray again held telephone calls to negotiate the terms of the merger agreement, including the size of the termination fee.

Between October 9, 2010 and October 10, 2010, representatives of Bain Capital and Ropes & Gray negotiated and resolved additional terms of the merger agreement with representatives of Gymboree, the Special Committee’s financial advisor and Skadden, including a $50 million termination fee, a reduced termination fee of $30 million during the “go-shop” period, a $50 million reverse termination fee and an overall liability cap of Parent and the Purchaser of $130 million.

On the evening of October 10, 2010, the parties reached agreement on substantially all of the material open issues in the draft merger agreement, Company disclosure letter, equity commitment letter, debt commitment letter, and limited guaranty. During the course of the late evening of October 10, 2010 and the early morning of October 11, 2010, representatives of Skadden, Ropes & Gray, Bain Capital and Gymboree finalized the merger agreement and the other definitive transaction agreements to reflect the terms approved by Gymboree’s board of directors.

In the early morning of October 11, 2010, Parent, Purchaser and Gymboree executed the Merger Agreement, Sponsor and Gymboree executed the Guaranty (as described below) and Sponsor and Parent executed the Equity Commitment Letter. On October 11, 2010, Gymboree and Bain Capital issued a joint press release announcing the execution of the Merger Agreement and the terms of the proposed transaction.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Gymboree and Purchaser and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Purchaser,” Section 9 — “Source and Amount of Funds,” and Section 11 — “The Merger Agreement, Other Agreements.”

11. The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as reasonably practicable. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer.” Subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not properly withdrawn in the Offer as promptly as possible on or after the Expiration Date. Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which shall occur on November 23, 2010 unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to herein as the “Offer Closing,” and the date on which the Offer Closing occurs is referred to herein as the “Offer Closing Date.”

Parent and Purchaser expressly reserved the right to increase the Offer Price, to make other changes in the terms and conditions of the Offer and to waive conditions to the Offer, except that Gymboree’s prior written approval is required for Parent and Purchaser to:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	amend, modify or waive the Minimum Tender Condition;

•	add to the conditions to the Offer or amend, modify or supplement any condition to the Offer in any manner adverse to any holder of Shares;

•	except as expressly provided in the Merger Agreement, terminate, extend or otherwise amend or modify the Expiration Date;

•	change the form of consideration payable in the Offer;

•	otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holder of Shares; or

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Offer and Parent is required to cause the Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•

Purchaser will, and Parent will cause Purchaser to, (i) extend the Offer on one or more occasions in consecutive increments for up to 5 business days (or a longer period if the parties to the Merger Agreement agree) each, if, at any scheduled Expiration Date, any condition to the Offer (other than the Minimum Tender Condition) shall not have been satisfied or waived; (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer and (iii) if the Marketing Period has not ended on the last business day prior to Expiration Date, extend the Offer until the earliest to occur of (x) any business day before or during the Marketing Period as may be specified by Parent on no less than 2 business days’ prior notice to Gymboree, and (y) the first business day after the final day of the Marketing Period; provided, however, that Purchaser shall not be required to extend the Offer beyond March 11, 2011 (the “Termination Date”).

•

If, at any then-scheduled Expiration Date, each condition to the Offer (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Conditions shall not have been satisfied, Purchaser may and, if requested by Gymboree, Purchaser must, and Parent must cause Purchaser to, extend the Offer by increments of 5 business days; provided, however, that the maximum number of days that the Offer may be extended under these circumstances shall be 20 business days; provided, further, that Purchaser is not required to extend the Offer beyond the Termination Date.

•

In addition, (i) Purchaser may extend the Offer for up to 10 business days from the day the Marketing Period (as described below) will otherwise end and (ii) if the Debt Financing has not funded at the Expiration Date, then the Offer will be automatically extended to the later of (A) 15 business days (or, if the extension in (i) has been exercised, no more than (20 business days in total for clause (i) and this clause (ii)) from the date thereof, (B) December 31, 2010, or (C) such earlier date as Parent may specify (the “Extension Period”).

Purchaser has agreed that it will not terminate the Offer prior to its expiration date (as such Expiration Date may be extended and re-extended), unless the Merger Agreement is validly terminated. In addition, if (i) at any then-scheduled the Expiration Date, (x) each condition to the Offer (other than the Minimum Tender Condition)

shall have been satisfied or waived, (y) the Minimum Tender Condition shall not have been satisfied and (z) no further extensions or re-extensions of the Offer are permitted or required, (ii) the Merger Agreement is terminated or (iii) at any then-scheduled Expiration Date, (x) each condition to the Offer shall have been satisfied or waived, (y) the proceeds of the Debt Financing are not funded pursuant to the terms of the Debt Commitment Letter and (z) no further extensions or re-extensions of the Offer are permitted or required, then, in each case, Purchaser will promptly (and, in any event, within 24 hours of such termination but prior to the Offer Closing), irrevocably and unconditionally terminate the Offer. The termination of the Offer pursuant to clause (i), (ii) or (iii) of the immediately preceding sentence is referred to herein as the “Offer Termination,” and the date on which the Offer Termination occurs is referred to herein as the “Offer Termination Date.”

Top-Up Option. Pursuant to the Merger Agreement, Gymboree granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Offer Price that number of newly issued, fully paid and nonassessable Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares directly or indirectly owned by Parent and Purchaser at the time of exercise of the Top-Up Option, shall constitute one share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Option; provided, however, that the Top-Up Option may not be exercised to the extent that the number of Top-Up Option Shares exceeds that number of Shares authorized and unissued (treating shares owned by Gymboree as treasury stock as unissued) and not reserved for issuance at the time of exercise of the Top-Up Option. If necessary for us to own at least 90% of the Shares issued and outstanding after acceptance for payment of Shares validly tendered in the Offer, Purchaser will be deemed to have exercised the Top-Up Option on the Offer Closing Date. The Top-Up Option is exercisable only once, in whole but not in part. The obligation of Gymboree to issue and deliver the Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the condition that no applicable law shall be in effect that has the effect of enjoining or otherwise prohibiting the exercise of the Top-Up Option or the issuance and delivery of the Top-Up Option Shares.

Marketing Period. The “Marketing Period” is defined in the Merger Agreement to be the first 20 consecutive business days, commencing on or after October 25, 2010, throughout which and on the last day of which (a) Parent shall have certain financial information (the “Required Information”) (as defined in the Merger Agreement), (b) all conditions to the Offer and all conditions to the obligations of Parent and Acquisition Sub to consummate the Offer or the Merger, as the case may be, have been satisfied (other than those that by their nature will not be satisfied until the closing of the Offer or the Merger, as the case may be, or certain conditions that need only be satisfied at some time prior to such closing), and (c) Gymboree shall have provided cooperation in all material respects which it is obligation to provide under the covenant in the Merger Agreement related to financing cooperation. If the Marketing Period has not ended on or before the earlier of December 7, 2010 and the day which is three business days before the filing of Gymboree’s Quarterly Report on Form 10-Q for the period ending October 31, 2010, then the Marketing Period shall be deemed for all purposes of this Agreement not to have commenced earlier than January 4, 2011. For purposes of calculating the Marketing Period, November 24, 2010 and November 26, 2010 are not considered business days. Notwithstanding the foregoing, the “Marketing Period” will not commence and will be deemed not to have commenced if, at any time during the Marketing Period, the Required Information provided at the initiation of the Marketing Period ceases to be Compliant (as defined in the Merger Agreement).

Board of Directors and Officers. Under the Merger Agreement, subject to applicable law, Parent, Purchaser and Gymboree have agreed to take all necessary action to ensure that the board of directors of the Surviving Corporation immediately following the Effective Time shall consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

From and after the Effective Time, the officers of Gymboree at the Effective Time will be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into Gymboree, and the separate existence of Purchaser will cease;

•	Gymboree will continue as the Surviving Corporation after the Merger;

•

The Surviving Corporation will possess all properties, rights, privileges, powers and franchises of Gymboree and Purchaser, and, and all of the claims, obligations, liabilities, debts and duties of Gymboree and Purchaser, and will become the claims, obligations, liabilities, debts and duties of the Surviving Corporation; and

•	the Surviving Corporation will continue to be governed by the laws of the state of Delaware.

At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation will be amended to be identical to the certificate of incorporation and bylaws of Purchaser, as in effect immediately prior to the Effective Time.

The obligations of Gymboree and Parent to complete the Merger are subject to the satisfaction or waiver by Gymboree and Parent of the following conditions:

•

if required by applicable law, the Merger Agreement has been adopted and the transactions contemplated therein have been approved by the affirmative vote of the holders of Shares representing at least a majority of all the votes entitled to be cast thereon;

•

any applicable waiting period (or extension thereof) under the HSR Act relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall have expired or otherwise been terminated;

•

no governmental authority shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Merger; and

•	Purchaser shall have accepted for payment all the Shares validly tendered and not validly withdrawn pursuant to the Offer, unless the Offer Termination shall have occurred.

Solely if the Offer Termination shall have occurred, the obligations of Parent and Purchaser, on the one hand, and Gymboree, on the other hand, to complete the Merger shall be subject to the satisfaction or (to the extent permitted by applicable law) the waiver of certain additional conditions as set forth in the Merger Agreement.

Conversion of Capital Stock. At the Effective Time:

•

Shares issued and outstanding prior to the Effective Time (other than Shares to be canceled in accordance with the following bullet point, and other than Shares held by a holder who exercises appraisal rights in accordance with Delaware law with respect to the Shares) will be converted into the right to receive the Offer Price in cash, without interest thereon (the “Merger Consideration”) and subject to any withholding of taxes as required by applicable law;

•

Shares held by Gymboree as treasury stock or Shares held by a wholly owned subsidiary of Gymboree or Shares held by Parent or Purchaser, including as a result of the exercise of the Top-Up Option by Purchaser, in each case immediately prior to the Effective Time will be canceled and retired, and no consideration or payment will be delivered in exchange for those Shares; and

•

Each share of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one fully paid share of common stock of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation.

Each share to be converted into the right to receive the Merger Consideration, will be canceled and will cease to exist, and the holders of certificates or book-entry shares that immediately prior to the Effective Time represented such Shares will cease to have any rights with respect to the Shares other than the right to receive, upon the surrender of the certificates or book-entry shares, the Merger Consideration, without interest thereon and subject to any withholding of taxes as required by applicable law. At or prior to the Effective Time, Parent or Purchaser has agreed to deposit with the paying agent for the Merger the Aggregate Merger Consideration (as defined in the Merger Agreement) to be paid in the Merger.

Treatment of Options. As of the earlier to occur of the Offer Closing and the Effective Time (such earlier time, the “Acceleration Time”), each Option granted pursuant to Gymboree’s 1993 Stock Option Plan or 2002 Stock Incentive Plan that is outstanding and unexercised immediately prior to the Acceleration Time (whether vested or unvested) will be canceled without any action on the part of any holder of such Option in consideration for the right at the Acceleration Time to receive, as promptly as reasonably practicable following the Acceleration Time, an amount in cash equal to the product of (i) the number of Shares subject to such Option and (ii) the excess of the Offer Price over the per-Share exercise price of the Option, less any required withholding taxes. As of the Effective Time, each Option granted pursuant to Gymboree’s 2004 Equity Incentive Plan that is outstanding and unexercised immediately prior to the Effective Time (whether vested or unvested), will be canceled by virtue of the Merger and without any action on the part of any holder of such Option and converted into the right at the Effective Time to receive, as promptly as reasonably practicable, an amount in cash equal to the product of (i) the number of Shares subject to such Option and (ii) the excess of the Merger Consideration over the per-Share exercise price of the Option, less any required withholding taxes and subject to any appraisal rights of such holders. See Section 17 — “Appraisal Rights.” Options with an exercise price that is equal to or greater than the Offer Price will be, upon the consummation of the Merger, canceled without consideration.

Treatment of Restricted Stock Awards. As of the Effective Time, each outstanding Share that is subject to restrictions on transfer and/or forfeiture stock award granted pursuant to Gymboree’s equity compensation plans or otherwise, including Shares subject to performance-based conditions (the “Restricted Stock Awards”) will become or otherwise be deemed fully vested and all restrictions thereon will lapse and each Restricted Stock Award for which vesting accelerated and restrictions lapsed at the Offer Closing will, in either case, be canceled by virtue of the Merger and without any action on the part of the holder of such Restricted Stock Award in consideration for the right at the Effective Time to receive, as promptly as reasonably practicable following the Effective Time, a cash payment equal to the product of (i) the number of Shares subject to such Award and (ii) the Merger Consideration, less any required withholding taxes and subject to any appraisal rights of such holders. See Section 17 — “Appraisal Rights.”

Treatment of Restricted Stock Units. As of the Effective Time, each outstanding restricted stock unit granted pursuant to Gymboree’s equity compensation plans (which we refer to as “Restricted Stock Units”) will become or otherwise be deemed fully vested and all restrictions thereon will lapse and each Restricted Stock Unit for which vesting accelerated and restrictions lapsed at the Offer Closing will, in each case, be canceled by virtue of the Merger and without any action on the part of the holder of such Restricted Stock Unit in consideration for the right at the Effective Time to receive, as promptly as reasonably practicable, a cash payment equal to the product of (i) the number of Shares underlying such Restricted Stock Unit and (ii) the Merger Consideration, less any required withholding taxes and subject to any appraisal rights of such holders. See Section 17 — “Appraisal Rights.”

Treatment of Employee Stock Purchase Plan. As of the Effective Time (i) there will be no outstanding options issued or exercisable pursuant to the ESPP and (ii) the ESPP shall terminate, in accordance with the terms of the ESPP.

Merger Without a Meeting of Stockholders; Stockholders’ Meeting. After Purchaser accepts for payment all Shares validly tendered in the Offer, Parent and Purchaser have agreed to cause the Merger to become effective as promptly as practicable without a meeting of Gymboree’s stockholders pursuant to applicable law if Parent and Purchaser own at least 90% of the outstanding Shares entitled to vote on the Merger, including Top-Up Option Shares.

If a meeting of Gymboree’s stockholders is required to complete the Merger, Gymboree has agreed, as promptly as reasonably practicable after the later of (i) the Offer Closing Date, (ii) the Offer Termination Date and (iii) the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement to call, give notice of, convene and hold a meeting of its stockholders, which we refer to as the “Stockholders’ Meeting,” for the purpose of voting upon the adoption of the Merger Agreement and approval of the transactions contemplated thereby. Gymboree has also agreed, as soon as reasonably practicable, and in any event within 3 business days, following the Solicitation Period End Date (as described below) (or such earlier date as Gymboree may determine in its sole discretion), to prepare and file with the SEC the Proxy Statement relating to the Stockholders’ Meeting to be held to consider the adoption of the Merger Agreement and approval of the transactions contemplated thereby. If the adoption of Merger Agreement by Gymboree’s stockholders is required by applicable law, Gymboree will mail the Proxy Statement to the holders of common stock as promptly as reasonably practicable after the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement; provided, however, that Gymboree shall not be required (but may determinate in its sole discretion to) to mail the Proxy Statement prior to the Solicitation Period End Date.

Representations and Warranties. The Merger Agreement contains various representations and warranties made by Gymboree to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Gymboree. The representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among Gymboree, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. Except for the rights of Gymboree’s stockholders to receive the Merger Consideration at the Effective Time and for the rights of the holders of Options, Restricted Stock Awards and Restricted Stock Units to receive the consideration specified in the Merger Agreement at the Effective Time, stockholders and holders of Options, Restricted Stock Awards and Restricted Stock Units are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Gymboree, Parent or Purchaser or any of their respective subsidiaries or affiliates. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter that the parties have exchanged. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Gymboree’s or Purchaser’s public disclosures. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact.

In the Merger Agreement, Gymboree has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to Gymboree and its subsidiaries, such as organization, standing, qualification, power and authority;

•	its capitalization;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational or governance documents;

•	permits and licenses;

•	compliance with laws;

•	its financial statements, SEC filings and compliance with the Sarbanes-Oxley Act;

•	accuracy of information supplied for purposes of the offer documents, the Schedule 14D-9 and the proxy statement;

•	internal controls;

•	conduct of business and the absence of a certain changes;

•	the absence of undisclosed liabilities;

•	the absence of litigation;

•	employee benefit plans, ERISA matters and certain related matters;

•	labor matters;

•	intellectual property;

•	taxes;

•	material contracts;

•	real property;

•	inventory;

•	suppliers;

•	insurance;

•	the opinions of its financial advisors;

•	the inapplicability of state takeover statutes;

•	the vote required for adoption of the Merger Agreement and approval of the transactions contemplated thereby; and

•	brokers’ fees and expenses.

Some of the representations and warranties in the Merger Agreement made by Gymboree are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, effect, occurrence, state of facts or development (whether or not constituting a breach of a representation, warranty or covenant set forth in the Merger Agreement) that, individually or in the aggregate with any such other changes, events, effects, occurrences, state of facts or developments, (a) has had or is reasonably likely to have a material adverse effect on the business, results of operations, assets, liabilities or financial condition, in each case, of Gymboree and its subsidiaries taken as a whole, or (b) prevents or would be reasonably likely to prevent the consummation of the Merger. The definition of “Company Material Adverse Effect” excludes from clause (a) any changes, events, effects, occurrences, state of facts or developments attributable to:

(i) any changes in general economic or political conditions, or in the financial, credit or securities markets in general (including changes in interest rates, exchange rates, stock, bond and/or debt prices) in any country or region in which Gymboree or any of its subsidiaries conducts business;

(ii) any events, circumstances, changes or effects that affect the industries in which Gymboree or any of Gymboree’s subsidiaries operate;

(iii) any changes, after the date of the Merger Agreement, in laws applicable to Gymboree or any of Gymboree’s subsidiaries or any of their respective properties or assets or changes, after the date of the Merger Agreement, in United States generally accepted accounting principles or rules and policies of the Public Company Accounting Oversight Board;

(iv) any natural disasters or acts of war, sabotage or terrorism, or armed hostilities, or any escalation or worsening thereof, in each case occurring after the date the Merger Agreement;

(v) the entry into, announcement or performance of the Merger Agreement and the transactions contemplated thereby, subject to certain exceptions set forth in the Merger Agreement;

(vi) any changes in the market price or trading volume of Shares or any failure to meet internal or published projections, forecasts or revenue, net retail sales, comparable store sales or earnings predictions for any period (provided that the underlying cause of such decline or failure shall not be excluded);

(vii) any loss of, or change in, the relationship of Gymboree or any of Gymboree’s subsidiaries, contractual or otherwise, with its customers, suppliers, vendors, lenders, employees, investors, or venture partners arising out of the execution, delivery or performance of the Merger Agreement, the consummation of the transactions contemplated thereby or the announcement of any of the foregoing; or

(viii) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Merger Agreement or the transactions contemplated by thereby;

except, in the cases of the foregoing clauses (i), (ii), (iii), and (iv), to the extent that Gymboree and its subsidiaries are disproportionately impacted by such items relative to other companies in Gymboree’s industry.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Gymboree with respect to:

•	corporate matters, such as organization, standing, qualification, power and authority;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	validity of the Merger Agreement, including approval by Parent’s and Purchaser’s boards of directors;

•	absence of litigation;

•	absence of certain types of ancillary agreements with Gymboree’s stockholders or third-parties;

•	available financing;

•	the limited guaranty;

•	capitalization of Purchaser;

•	absence of an interest in competitors of Gymboree;

•	Parent’s investment intention;

•	broker’s fees and expenses;

•	solvency of the Surviving Corporation;

•	inapplicability of DGCL Section 203;

•	ownership of securities of Gymboree;

•	inapplicability of the WARN act; and

•	absence of ancillary agreements with Gymboree’s management.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means mean any change, effect or circumstance that is materially adverse to the business, operations, results of operations or financial condition of Parent, or which, individually or in the aggregate, may reasonably be expected to prevent or materially delay or impair the ability of Parent to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Conduct of Business Pending the Merger. Except as disclosed prior to execution of the Merger Agreement in Gymboree’s confidential disclosure letter, or as may be required by law, or permitted by the terms of the Merger Agreement, or unless Parent has otherwise agreed in writing, Gymboree has agreed that, from the date of the Merger Agreement until the Effective Time or until the termination of the Merger Agreement, the business of Gymboree and its subsidiaries will be conducted in the ordinary course of business and in a manner consistent with past practice in all material respects.

In particular, except as disclosed prior to execution of the Merger Agreement in Gymboree’s confidential disclosure letter or as may be required by law, or permitted by the terms of the Merger Agreement or as agreed to in writing by Parent, from the date of the Merger Agreement until the Effective Time or until the termination of the Merger Agreement, Gymboree will not, and will not permit its subsidiaries to, among other things and subject to certain exceptions:

•	amend its certificate of incorporation, bylaws or other organizational documents;

•

issue, sell or pledge shares of capital stock of Gymboree or any of its subsidiaries, or options, warrants or convertible securities, other than the issuance of Shares in connection with the exercise of Options, the vesting of any Restricted Stock Awards or payment of any Restricted Stock Units that are outstanding or permitted to be granted under the terms of the Merger Agreement, or the issuance of Shares required by employment agreements, offer letters disclosed by Gymboree and existing benefits plans;

•	declare or pay dividends, whether in cash, stock or property, other than dividends paid by wholly owned subsidiaries;

•

except as required pursuant to existing written agreements, written agreements for newly hired employees in the ordinary course, benefit plans as currently in effect, or as otherwise required by applicable law:

•

increase the compensation or benefits for employees, directors or executive officers of Gymboree or its subsidiaries, except for increases in employee cash compensation in the ordinary course of business consistent with past practice;

•

grant any severance or termination pay, or enter any severance agreement with, any employee, director or executive officer of Gymboree or its subsidiaries, other than with respect to employees in the ordinary course of business consistent with past practice;

•

enter into any employment agreement with an employee or an executive officer of Gymboree, except for offer letters for new hires in the ordinary course of business and extensions of existing employment agreements in the ordinary course of business and consistent with past practice;

•

establish, adopt, enter into, or amend any collective bargaining agreement, plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees or any of their beneficiaries;

•

grant, confer or award any options, convertible securities, restricted stock, restricted stock units or other right to acquire any of its or its subsidiaries’ capital stock (except as may be required under agreements disclosed by Gymboree), or take any action to cause any unexercisable option under any existing stock plan to be exercisable (except as contemplated by the Merger Agreement or provided by the terms of outstanding equity awards);

•	acquire other companies, divisions or material amount of assets thereof, except for acquisitions not exceeding $20,000,000 in the aggregate;

•	incur or assume indebtedness or guarantee indebtedness, subject to certain exceptions;

•	modify or amend material contracts with a term longer than one year;

•	make material changes to its methods of accounting, subject to certain exceptions;

•	reclassify, combine, split or subdivide any of its capital stock;

•	redeem, repurchase or otherwise acquire any shares of its capital stock, subject to certain exceptions;

•	loan or advance any money or other property, or enter into any transaction with, any current or former director or officer of Gymboree;

•	settle or compromise certain litigation or other claims, subject to certain materiality exceptions;
•

enter into any contracts or agreement providing for aggregate obligations under such contract or agreement, or payments by Gymboree or any of its subsidiaries, in excess of $25,000,000, other than purchases and sales of inventory in the ordinary course of business; or

•	agree to do any of the things described in the preceding bullet points.

Access to Information. Until the Effective Time or until the termination of the Merger Agreement, and subject to confidentiality obligations, Gymboree agreed to provide Parent and Purchaser, including their representatives, with reasonable access during normal business hours to Gymboree’s properties, books, contracts and records and other information regarding Gymboree and its subsidiaries.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for certain indemnification and insurance rights in favor of Gymboree’s current and former directors, officers or employees, who we refer to as “indemnitees.” Specifically, Parent and the Surviving Corporation have agreed to indemnify, defend and hold harmless, and advance expenses with respect to, indemnitees with respect to all acts or omissions by such persons in their capacities as such at any time prior to the Effective Time, to the fullest extent required by Gymboree’s certificate of incorporation, by-laws, and indemnification agreements, and to not amend, repeal or otherwise modify these provisions in any manner that would adversely affect the rights thereunder of an inndemnitee with respect to their acts or omissions occurring at or prior to the Effective Time. In addition, all rights to exculpation and indemnification provided to the indemnitees thereunder with respect to acts or omissions occurring at or prior to the Effective Time shall survive the Merger and shall continue in full force and effect.

For a period of six years after the Effective Time, Parent and the Surviving Corporation have also agreed to (i) indemnify and hold harmless each of the indemnitees against and from any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to (x) any action or omission or alleged action or omission in such indemnitee’s capacity as a director or officer of Gymboree or any of its subsidiaries; or (y) the Offer, the Merger, the Merger Agreement and any transactions contemplated thereby; and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including attorneys’ fees) of any indemnitee upon receipt of an undertaking by or on behalf of such indemnitee to repay such amount if it shall ultimately be determined that such indemnitee is not entitled to be indemnified.

Prior to the Effective Time, Gymboree will, and, if Gymboree is unable to, Parent will cause the Surviving Corporation to, purchase a non-cancellable extension of the directors’ and officers’ liability coverage of Gymboree’s existing directors’ and officers’ insurance policies and its existing fiduciary liability insurance policies, which are commonly referred to as “tail” policies. These “tail” policies are required to have a claims reporting or discovery period of at least six years from the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as Gymboree’s current insurance carrier with terms, conditions, retentions and limits of liability that are not less favorable than the coverage provided under Gymboree’s existing policies. If “tail” policies have not been obtained as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years after the Effective Time, the director and officer insurance in place as of the date of the Merger Agreement with Gymboree’s current insurance carrier or with an insurance carrier with the same or better credit rating as Gymboree’s current insurance carrier with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Gymboree’s existing policies as of the date of the Merger Agreement, or Parent will provide, or cause the Surviving Corporation to provide, for a period of at least six years after the Effective Time, comparable director and officer insurance that provides coverage of the indemnitees for events occurring prior to the Effective Time from an insurance carrier with the same or better credit rating as Gymboree’s current insurance carrier on terms that are no less favorable than the current policy, or if substantially equivalent insurance coverage is unavailable, the best available coverage subject to a maximum annual premium for the director and officer insurance equal to 300% of the annual premium currently paid by Gymboree for such insurance.

The indemnified persons are third party beneficiaries of these provisions of the Merger Agreement.

Appropriate Action; Consents; Filings. Each of Gymboree, Parent and Purchaser has agreed to use their respective reasonable best efforts to satisfy the conditions to the other parties’ (with respect to Gymboree) or party’s (with respect to Parent and Purchaser) obligations to consummate and make effective the transactions contemplated by the Merger Agreement, including (i) obtaining all necessary actions or nonactions, consents and approvals from governmental authorities or other persons necessary in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any governmental authority or other persons necessary in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (ii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the transactions including the Offer and the Merger, performed or consummated by such party in accordance with the terms of the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed, and (iii) the execution and delivery of any additional instruments necessary to consummate the Offer and the Merger and any other transactions to be performed or consummated by such party in accordance with the terms of the Merger Agreement and to carry out fully the purposes of the Merger Agreement. Each of the parties is required to promptly (and in no event later than 10 business days following the date that the Merger Agreement is executed) make and not withdraw its respective filings, and thereafter make any other required submissions under the HSR Act with respect to the transactions contemplated by the Merger Agreement, including the Offer, the Merger and the Top-Up Option. Under the HSR Act, Sponsor filed on October 22, 2010, and Gymboree will file, a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger.

Each of Parent and Gymboree agreed to give notices to third parties, and Parent agreed to use, and to cause each of its affiliates to use, its reasonable efforts, and Gymboree agreed to use its reasonable best efforts to cooperate with Parent, in its efforts to obtain any third party consents that are necessary, or in Parent’s reasonable judgment, proper or advisable, to consummate the Merger. Parent is obligated to promptly reimburse Gymboree for any reasonable expenses and costs incurred in connection with Gymboree’s or its affiliates’ obligations under this provision.

Public Announcements. Parent, Purchaser and Gymboree have agreed not to make any press release or other public statement regarding the Offer and the Merger without the prior consent of the other, subject to certain exceptions. If a party is required to make a press release or announcement, Parent, Purchaser and Gymboree agreed to consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger Agreement or the transactions contemplated thereby.

Employee Matters. During the one-year period beginning at the Effective Time, Parent will provide or cause the Surviving Corporation to provide (i) a base salary and wage rate to employees of Gymboree and its subsidiaries (“Company Employees”) at least equal to the base salary or wage rate in effect immediately prior to the Effective Time, and compensation and benefits to current and former Company Employees, other than equity-based benefits, that are, in the aggregate, no less favorable than the compensation and benefits being provided immediately prior to the Effective Time; and (ii) severance benefits (other than any equity based benefits) to Company Employees who experience a termination of employment that are no less than the severance benefits that would have been provided to such employees upon a such a termination immediately prior to the Effective Time. During the one-year period, Parent will also honor, fulfill and discharge, and will cause the Surviving Corporation to honor, fulfill and discharge the obligations of Gymboree and its subsidiaries under any Company Benefit Plan. However, nothing in these undertakings requires Parent or the surviving corporation to maintain any particular or any combination of particular benefit plans, programs or arrangements or limits the right of Parent or the surviving corporation to (i) amend or terminate any plan, program or arrangement, or (ii) terminate the employment of any Company Employee.

Company Employees will receive credit for all years of prior service with Gymboree, Gymboree’s subsidiaries, and their respective affiliates and predecessors for purposes of eligibility, vesting, benefit accrual and determination of level of benefits under any plans providing benefits to Company Employees after the Closing (to the same extent such Company Employee was entitled to credit for such service under a similar Gymboree plan before the Closing) and will be immediately eligible to participate , without any waiting time, in any such plan to the extent its coverage replaces coverage under a prior comparable Gymboree plan.

Financing. In the Merger Agreement, Parent and Purchaser have agreed to use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter (subject to any market flex provisions applicable thereto), including using their respective reasonable best efforts to: (i) enter into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Letter (subject to any market flex provisions applicable thereto) as promptly as practicable after the date of the Merger Agreement, (ii) satisfy, or cause their representatives to satisfy, on a timely basis all conditions applicable to Parent, Purchaser or their respective representatives that are within their respective control in such definitive agreements, (iii) cause the lenders and any other persons providing the Debt Financing to fund the Debt Financing at the Offer Closing (with respect to amounts required to consummate the Offer) and the Merger Closing (with respect to amounts required to consummate the Merger) and (iv) subject to the terms and conditions of the Equity Commitment Letter, cause the Equity Financing to be funded at the Offer Closing (with respect to amounts required to consummate the Offer) and the Merger Closing (with respect to amounts required to consummate the Merger).

Parent shall not agree to any amendments or modifications to, or grant any waivers of, any condition or other provision under the financing commitments without the prior written consent of Gymboree (such consent not to be unreasonably withheld, delayed or conditioned) unless such amendments, modifications or waivers would not (i) reduce the aggregate amount of the financing (unless the Equity Financing or Debt Financing, as the case may be, is increased by an amount corresponding to such reduction) or (ii) impose new or additional conditions that would reasonably be expected to (A) prevent or materially delay the ability of Parent to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement or (B) adversely impact the ability of Parent or Purchaser to enforce its rights against the other parties to the financing commitments. Among other things, Parent agreed to keep Gymboree reasonably informed of the status of its efforts to arrange financing and to provide Gymboree prompt notice of any material breach or material threatened breach by any party of any financing commitments.

If a portion of the financing for the Offer and the Merger becomes or could become unavailable in the manner or from the sources contemplated in the financing commitments, Parent is required to promptly notify Gymboree and Parent and Purchaser agreed to use reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from alternative financing institutions in an amount sufficient to consummate the transactions contemplated by the Merger Agreement upon conditions not materially less favorable to Parent, Purchaser and Gymboree than the conditions in the financing commitments, as promptly as practicable and in no event later than the Offer Closing Date or the Merger Closing Date, as applicable.

Parent or Purchaser or any of their affiliates (which for purposes of this paragraph is deemed to include each direct or indirect investor or potential investors in Parent or Purchaser, or any of Parent’s, Purchaser’s or such investor’s financing sources or potential financing sources or other representatives) will not (i) award any agent, broker, investment banker, financial advisor or other firm or person any financial advisory role on an exclusive basis (or, until the Solicitation Period End Date, any additional firm or person on a non-executive basis) in connection with the Merger or the other transactions contemplated hereby or (ii) prohibit or seek to prohibit any bank or investment bank or other potential provider of debt or equity financing from providing or seeking to provide financing or financial advisory services to any person in connection with a transaction relating to Gymboree or its subsidiaries or in connection with the Merger or the other transactions contemplated thereby. Until the Solicitation Period End Date, neither Parent, nor Purchaser nor any of their affiliates shall seek or obtain any equity commitments or equity financing, or provide any information in respect thereof to any potential investor or such investor’s financing sources, other than as set forth in the Equity Financing Commitment as in effect on the date of the Merger Agreement.

Financing Cooperation. The parties have agreed to reasonably cooperate in connection with the arrangement of the financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Gymboree and its subsidiaries). Examples of types of cooperation include, among others, participating in a reasonable number of meetings, drafting sessions, rating agency presentations and due diligence sessions, furnishing the Required Information, assisting with preparation of offering and syndication documents and materials, including rating agency presentations, road show presentations and similar documents and materials, facilitating the execution of definitive documents related to the financing, facilitating the pledging of collateral in connection with the financing, using reasonable best efforts to obtain customary payoff letters, redemption notices, releases of liens and instruments of termination or discharge and using reasonable best efforts to permit any cash and marketable securities of Gymboree and its subsidiaries that can, without violating laws or incurring material taxes, reasonably be made available to pay a portion of the aggregate purchase price, to be made available for that purpose.

Notification of Certain Matters;Stockholder Litigation. Prior to the Effective Time, Parent will give prompt notice to Gymboree and Gymboree will give prompt notice to Parent of any actions, suits, claims or proceedings commenced or, to Gymboree’s knowledge on the one hand and Parent’s knowledge on the other hand, threatened against such party which relate to the Merger Agreement and the transactions contemplated thereby. Gymboree shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against Gymboree and/or its directors relating to the Merger Agreement and the transactions contemplated thereby, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Go-Shop; Solicitation. During the period beginning on October 11, 2010 and continuing until 11:59 p.m., New York City time on November 20, 2010 (the “Solicitation Period End Date”) Gymboree and its subsidiaries and their respective representatives have the right to directly or indirectly: (i) solicit, initiate, facilitate and encourage any Competing Proposals (as described below), including by way of providing access to non-public information pursuant to (but only pursuant to) a customary confidentiality agreement containing terms no less favorable to Gymboree than the terms set forth in the Confidentiality Agreement (as described below), a copy of which has been filed as Exhibit (d)(2) to the Schedule TO, which is incorporated by reference herein, subject to certain limitations; and (ii) enter into, continue or otherwise participate in any discussions or negotiations with respect to any Competing Proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any Competing Proposal.

No Solicitation. From and after the Solicitation Period End Date, Gymboree shall and shall cause each of its representatives to (i) cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any Third Parties that may be ongoing with respect to a Competing Proposal, and (ii) request any such Third Party to promptly return or destroy all confidential information concerning Gymboree and its subsidiaries. Except as described below, from and after the Solicitation Period End Date and until the Effective Time or, if earlier, the termination of the Merger Agreement, Gymboree agreed that it will not and will cause its directors, officers, employees, consultants, advisors (including, without limitation, attorneys, accountants, consultants, investment bankers, and financial advisors), agents and other representatives whom we refer to collectively as “representatives,” not to, directly or indirectly:

(i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiry, discussion, offer or request that constitutes, or could reasonably be expected to lead to, a Competing Proposal;

(ii) engage in any discussions or negotiations with, or furnish any non-public information relating to Gymboree or any of its subsidiaries to, or afford access to the books or records or officers of Gymboree or its subsidiaries to, any Third Party that, to the knowledge of Gymboree, is seeking to make, or has made, a Competing Proposal;

(iii) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than a customary confidentiality agreement containing terms no less favorable to Gymboree than the terms set forth in the Confidentiality Agreement) with respect to any Competing Proposal (an “Alternative Acquisition Agreement”);

(iv) take any action to make the provisions of any takeover or anti-takeover statute or similar federal or state law inapplicable to any transactions contemplated by a Competing Proposal; or

(v) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by Gymboree in respect of or in contemplation of a Competing Proposal (other than to the extent Gymboree’s board of directors determines in good faith, after consultation with its financial and legal advisors, that failure to take any of such actions under clauses (iv) or (v) would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable law and is necessary to facilitate a Competing Proposal in compliance with the provisions of the Merger Agreement relating to acquisition proposals), or propose to do any of the foregoing.

No later than 2 business days following the Solicitation Period End Date, Gymboree shall, if requested by Parent or Purchaser, notify Parent and Purchaser of the identity of Exempted Persons (as described below) that submitted a Competing Proposal on or before the Solicitation Period End Date and a copy of their Competing Proposals, and will keep Parent reasonably informed of any material changes to the terms of such Competing Proposal. Notwithstanding the foregoing, from and after the Solicitation Period End Date, Gymboree may continue to engage in the activities described in clauses (i) through (iii) above with respect to a Competing Proposal submitted by an Exempted Person on or before the Solicitation Period End Date (and not subsequently withdrawn) until 11:59 p.m. (Pacific time) on the 20th day following the Solicitation Period End Date (the “Cut-Off Date”), including with respect to any amended or revised Competing Proposal submitted by such Exempted Person on or before the Cut-Off Date.

At any time after the Solicitation Period End Date and prior to the earlier to occur of the Offer Closing and obtaining the requisite vote of Gymboree’s stockholders to adopt the Merger Agreement and approve the transactions contemplated thereby (if required by applicable law), which we refer to as “stockholder approval,” Gymboree or its board of directors, directly or indirectly through its representatives, may (i) furnish nonpublic information to any Third Party making a Competing Proposal (subject to certain limitations), and (ii) engage in discussions or negotiations with such Third Party with respect to the Competing Proposal if:

(x) such Third Party has submitted a Competing Proposal which the board of directors of Gymboree determines in good faith, after consultation with its financial and legal advisors, constitutes, or could reasonably be expected to lead to, a Superior Proposal (as described below), and

(y) the board of directors of Gymboree determines in good faith, after consultation with legal counsel, that failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable law;

provided, however, that in each of the foregoing clauses (i) and (ii), the Competing Proposal was not solicited in violation of the provisions of the Merger Agreement relating to acquisition proposals.

For purposes of this Offer to Purchase:

•

“Competing Proposal” shall mean, other than the transactions contemplated by the Merger Agreement, any bona fide written proposal or offer (other than a proposal or offer by Parent or any of its subsidiaries) from a Third Party relating to:

•

a merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving Gymboree or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Gymboree as determined on a book-value basis;

•

the acquisition (whether by merger, consolidation, equity investment, joint venture or otherwise) by any person of 15% or more of the assets of Gymboree and its subsidiaries, taken as a whole as determined on a book-value basis;

•	the acquisition in any manner, directly or indirectly, by any person of 15% or more of the issued and outstanding Shares; or

•

any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of Gymboree common stock or any class of equity or voting securities of Gymboree or any of its subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Gymboree as determined on a book-value basis.

•

“Exempted Person” means any person, group of persons, or group that includes any person (so long as such person and the other members of such group, if any, who were members of such group immediately prior to the Solicitation Period End Date constitute at least 50% of the equity financing of such group at all times following the Solicitation Period End Date and prior to the termination of the Merger Agreement) from whom Gymboree or any of its representatives has received a written Competing Proposal after the execution of the Merger Agreement and prior to the Solicitation Period End Date that the board of directors of Gymboree determines, as of the Solicitation Period End Date (and provides written notice to Parent of such determination at such time), in good faith, after consultation with its financial and legal advisor is bona fide and constitutes, or is reasonably likely to lead to, a Superior Proposal.

•

“Superior Proposal” means a Competing Proposal (with all percentages in the definition of Competing Proposal increased to more than 50%) made by a Third Party on terms that the board of directors of Gymboree determines in good faith, after consultation with Gymboree’s financial and legal advisors, and considering such factors as the board of directors of Gymboree considers to be appropriate (including the conditionality, certainty of financing and the timing and likelihood of consummation of such proposal on the terms proposed), are more favorable to Gymboree and its stockholders (solely in their capacity as such) than the transactions contemplated by the Merger Agreement (after giving effect to all adjustments to the terms thereof which may be offered by Parent in writing).

The Merger Agreement requires Gymboree to provide Parent and Purchaser, from and after the Solicitation Period End Date, as promptly as reasonably practicable (and in any event within 48 hours) a copy of any Competing Proposal or any request for non-public information in connection with any Competing Proposal, and shall as promptly as reasonably practicable (and in any event within 48 hours) advise Parent and Purchaser of any material amendments to any such Competing Proposal or request.

The Merger Agreement does not prohibit Gymboree or its board of directors, directly or indirectly through its representatives, from (i) taking and disclosing to Gymboree’s stockholders a position with respect to a tender or exchange offer by a Third Party pursuant to Rules 14d-9 and 14e-2 under the Exchange Act (or any similar communication to Gymboree’s stockholders), or (ii) making any “stop, look and listen” communication to Gymboree’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to Gymboree’s stockholders) if Gymboree’s board of directors has determined in good faith, after consultation with legal counsel, that the failure to do so would reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law. However, any disclosures permitted under the foregoing clause (i) (that are not also permitted under the foregoing clause (ii)) that is not an express rejection of any applicable Competing Proposal or an express reaffirmation of the board of director’s recommendation in favor of the transactions contemplated by the Merger Agreement is deemed to be an “Adverse Recommendation Change” (as described below).

Adverse Recommendation Changes. As described above, and subject to the provisions described below, Gymboree has made the recommendation that the stockholders of Gymboree accept the Offer, tender their Shares to Purchaser in the Offer and, if required by applicable law, adopt the Merger Agreement and approve the transactions contemplated thereby. The foregoing recommendation is referred to herein as the “company recommendation.” Gymboree’s board of directors also agreed to include the company recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to include such recommendation in this Offer to Purchase and documents related to the Offer. The Merger Agreement provides that Gymboree board of directors will not effect an “Adverse Recommendation Change” except as described below.

Except as described below, neither the board of directors of Gymboree nor any committee thereof shall (i) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the company recommendation; (ii) fail to include the company recommendation in the Proxy Statement; or (iii) after the Solicitation Period End Date (or if there is any Competing Proposal from an Exempted Person outstanding as of the Solicitation Period End Date, the Cut-Off Date), if a tender offer or exchange offer for shares of capital stock of Gymboree that constitutes a Competing Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the stockholders of Gymboree (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the stockholders of Gymboree, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within 10 business days after commencement thereof; (iv) approve or recommend, or publicly propose to approve or recommend, any Competing Proposal made or received after the date of the Merger Agreement (any of the actions described in clauses (i) through (iv), an “Adverse Recommendation Change”); or (v) cause or permit Gymboree to enter into any Alternative Acquisition Agreement.

Gymboree’s board of directors may effect a Adverse Recommendation Change with respect to a Superior Proposal if:

•

Gymboree has provided a written notice (a “Notice of Superior Proposal”) to Parent and Purchaser that Gymboree intends to take such action that includes an unredacted copy of the Superior Proposal that is the basis of such action;

•

during the 3 business day period following Parent’s and Purchaser’s receipt of the Notice of Superior Proposal, Gymboree shall, and shall cause its representatives to, negotiate with Parent and Purchaser in good faith (to the extent Parent and Purchaser desire to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement, the financing commitments and the Guaranty so that such Superior Proposal ceases to constitute a Superior Proposal; and

•

following the end of the 3 business day period, Gymboree’s board of directors shall have determined in good faith, taking into account any changes to the Merger Agreement, the financing commitments and the Guaranty proposed in writing by Parent and Purchaser in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.

The Merger Agreement provides that any material amendment to the financial terms or any other material amendment of such Superior Proposal requires Gymboree to deliver a new Notice of Superior Proposal and to comply again with the bullet points above; provided, that references to the 3 business day period above shall be deemed to be references to a 2 business day period.

At any time prior to the earlier to occur of the Offer Closing and obtaining the stockholder approval, the board of directors of Gymboree shall be permitted (x) to terminate the Merger Agreement to concurrently enter into a definitive agreement with respect to a Superior Proposal, subject to compliance with certain provisions of the Merger Agreement and concurrent payment of the applicable termination fee (as described below), if Gymboree’s board of directors (A) has received a Competing Proposal that, in the good faith determination of the board of directors of Gymboree, constitutes a Superior Proposal, after having complied with, and giving effect to all of the adjustments which may be offered by Parent and Purchaser and (B) determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable law, or (y) to withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the company recommendation, if the board of directors of Gymboree determines in good faith, after consultation with its financial and legal advisors, that failure to take such action would reasonably be likely to be inconsistent with the directors’ fiduciary duties under applicable law.

Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after the stockholder approval is obtained (except as otherwise expressly noted), as follows:

•	by mutual written consent of Parent and Gymboree;

•	by either Parent or Gymboree if:

•

the Effective Time shall not have occurred on or before March 11, 2011 (the “Termination Date”), except that such right to terminate is not available to any party if (x) the Offer Closing has occurred or (y) such party has breached its obligations under the Merger Agreement in a manner that shall have been the primary cause of the failure of the Merger to be consummated on or before such date; or

•

(A) a law has been enacted, entered or promulgated prohibiting the consummation of the Merger or (B) any governmental authority has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable, except that such right to terminate is not available to a party if the issuance of the final, non-appealable order was primarily due to such party’s failure to perform its obligations under the Merger Agreement; or

•	the Offer Termination has occurred and the stockholder approval (if required by applicable law) is not obtained; or

•	by Gymboree (unless Gymboree is then in material breach of the Merger Agreement) if:

•

Parent or Purchaser has breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (x) would result in the failure of a condition to the Merger regarding the accuracy of Parent’s or Purchaser’s representations and warranties or Parent’s or Purchaser’s compliance with covenants and agreements and (y) cannot be cured on or before the Termination Date or, if curable, is not cured by Parent prior to the earlier of (1) 30 days of receipt by Parent of written notice of such breach or failure and (2) the Termination Date; provided, however, that Gymboree shall not have the right to terminate the Merger Agreement under these circumstances if the Offer Closing shall have occurred; or

•	prior to obtaining the stockholder approval (if required by applicable law) (x) Gymboree’s board of directors has determined to enter into a definitive agreement with respect to a Superior Proposal to the extent permitted by the Merger Agreement and (y) concurrently with such termination, Gymboree enters into a definitive agreement with respect to a Superior Proposal and pays to Parent the applicable termination fee; or

•

all of the conditions applicable to Parent’s and Purchaser’s obligations to close have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Merger Closing), and Parent and Purchaser fail to consummate the Merger within 2 business days following the date the Merger Closing should have occurred; provided, however, that Gymboree may not terminate the Merger Agreement under these circumstances prior to the end of the Extension Period, if any; or

•

(x) all the conditions to the Offer shall have been satisfied or waived as of the Expiration Date (including any extensions thereof within the Extension Period) and (y) Parent shall have failed to consummate the Offer promptly thereafter; provided, however, that Gymboree may not terminate the Merger Agreement under these circumstances prior to the end of the Extension Period, if any; or

•	by Parent (unless Parent or Purchaser is then in material breach of the Merger Agreement) if:

•

Gymboree shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement, which breach or failure to perform (x) would result in a failure of (A) unless the Offer Termination has occurred, any condition to the Offer, or (B) if the Offer Termination has occurred, a condition applicable to Parent’s and Purchaser’s obligations to close the Merger and (y) cannot be cured on or before the Termination Date or, if curable, is not cured by Gymboree prior to the earlier of (1) 30 days of receipt by Gymboree of written notice of such breach or failure and (2) the Termination Date; provided, however, that Parent shall not have the right to terminate the Merger Agreement under these circumstances if the Offer Closing shall have occurred; or

•

(x) the board of directors of Gymboree shall have made an Adverse Recommendation Change; provided, however, that Parent shall not have the right to terminate the Merger Agreement under these circumstances if the Offer Closing shall have occurred; or (y) Gymboree enters into an Alternative Acquisition Agreement.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become null and void and of no effect without liability on the part of any party thereto (or any of its representatives), and all rights and obligations of any party thereto shall cease, except that no such termination shall relieve any party thereto of any liability or damages (which the parties acknowledge and agree is not limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s stockholders taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be damages of such party resulting from any breach of the Merger Agreement prior to such termination, in which case the aggreived party shall be entitled to the applicable remedies as described below under the heading Termination Fee.

Termination Fees.

Gymboree has agreed to pay Parent a termination fee of $50,000,000 in cash (which we refer to herein as the “termination fee”) if, but only if:

•	The Merger Agreement is terminated:

•

(i) by Parent or Gymboree either because (x) the Effective Time has not occured by March 11, 2011 (the “Termination Date”) or, (y) the Offer Termination has occurred and stockholder approval is not obtained at a duly held Stockholders’ Meeting or any adjournment or postponement thereof at which the Merger Agreement and the transactions contemplated thereby have been voted upon, to the extent required by applicable law; or

•

(ii) by Parent due to an Adverse Recommendation Change or due to an uncured breach of Gymboree’s representations, warranties, covenants or other agreements set forth in the Merger Agreement that results in the failure of any Offer Condition or, if the Offer Termination has occurred, the failure of a condition applicable to Parent and Purchaser’s obligations to close the Merger; and

•

in the case of each of clauses (i) and (ii) above, Gymboree receives or has received a Competing Proposal from a Third Party after the date of the Merger Agreement, which Competing Proposal is publicly disclosed either at or prior to the time of the Stockholders’ Meeting or, if there has been no Stockholders’ Meeting, prior to the termination of the Merger Agreement, and within 12 months after termination Gymboree consummates a transaction in connection with a Competing Proposal (except that references to 15% in the definition of Competing Proposal shall be deemed to be references to 50%) provided that any Parent Expenses (as defined below) previously paid by Gymboree to Parent will be credited towards the payment of the Termination Fee;

•

(i) the Merger Agreement is terminated by Gymboree because, to the extent permitted by the Merger Agreement, Gymboree enters into a definitive agreement with respect to a Superior Proposal with the termination fee being payable concurrently with such termination; or (ii) the Merger Agreement is terminated by Parent because Gymboree enters into an Alternative Acquisition Agreement;

•

provided, however that if the Merger Agreement is terminated in the circumstances set forth in the foregoing clauses (i) and (ii), and such termination (i) occurs on or before the Solicitation Period End Date, or (ii) Gymboree enters into a definitive agreement with an Exempted Person with respect to a Superior Proposal on or before the Cut-Off Date, then Gymboree will pay a termination fee equal to $30,000,000 instead of $50,000,000.

Gymboree has agreed to pay Parent expenses up to $9,500,000 (the “Parent Expenses”) if:

•

Parent terminates the Merger Agreement because the Offer Termination has occurred and, thereafter, stockholder approval is not obtained at a duly held Stockholders’ Meeting or any adjournment or postponement thereof at which the Merger Agreement and the transactions contemplated thereby have been voted upon, to the extent required by applicable law; or

•

Parent terminates the Merger Agreement due to an uncured breach of Gymboree’s representations, warranties, covenants or other agreements set forth in the Merger Agreement that results in the failure of any condition to the Offer or, if the Offer Termination has occurred, the failure of a condition applicable to Parent’s and Purchaser’s obligation to close the Merger.

Parent has agreed to pay a reverse termination fee of $50,000,000 in cash (which we refer to herein as the “reverse termination fee”) if:

•	Gymboree terminates due to:

•

(i) an uncured breach of Parent or Purchaser’s representations, warranties, covenants or other agreements set forth in the Merger Agreement that results in result in the failure of a condition to the Merger regarding the accuracy of Parent’s or Purchaser’s representations and warranties or Parent’s or Purchaser’s compliance with covenants and agreements; or

•

(ii) failure of Parent and Purchaser to consummate the Merger within 2 business days following the date the Merger Closing should have occurred where all of the conditions applicable to Parent’s and Purchaser’s obligations to close the Merger have been satisfied; or

•

(iii) failure of Parent to consummate the Offer where all the conditions to the Offer shall have been satisfied or waived as of Expiration Date (including any extensions thereof within the Extension Period); and, in each of (i), (ii) and (iii) above:

•	(A) the proceeds of the financing are unavailable at the Offer Closing or the Merger Closing, as applicable (other than as a result of a breach by Parent or Purchaser of the financing covenant),

pursuant to the terms of the financing commitments, and all of the conditions to the Offer or all of the conditions applicable to Parent and Purchaser’s obligations to close the Merger, as applicable, have been satisfied; or

•

(B) if the proceeds of the financing are available to be drawn down at the Offer Closing or the Merger Closing, as applicable, pursuant to the terms of the financing commitments or, if the failure of the proceeds of the financing to be available to be drawn down at the Offer Closing or the Merger Closing, as applicable, pursuant to the terms of the financing commitments is the result of a breach by Parent or Purchaser of the financing covenant, as described above under “— Financing,” and all conditions to the Offer or all conditions applicable to Parent’s and Purchaser’s obligations to close the Merger, as applicable, have been satisfied and the Offer Closing and the Merger Closing do not occur;

•

provided, however, that under clause (B) above Gymboree shall also be entitled to payment from Parent of an amount equal to Gymboree’s aggregate losses, if any, in excess of the reverse termination fee resulting from Parent or Purchaser’s material breach of the Merger Agreement (subject to the Parent Liability Limitation (as described below)).

The maximum aggregate liability of Parent and Purchaser under or in connection with the Merger Agreement and the transactions contemplated thereby is limited to $130,000,000 (the “Parent Liability Limitation”), and in no event may Gymboree seek multiple or punitive damages against Parent or Purchaser, or any recovery, judgment or damages of any kind against Parent or Purchaser in excess of the Parent Liability Limitation.

Gymboree’s right to receive payment of the reverse termination fee in circumstances where the reverse termination fee is payable as a result of the conditions described in clause (A) above or the right to receive payment of additional amounts (up to the Parent Liability Limitation) as a result of the conditions described in clause (B) above, or Parent’s right to receive payment of the termination fee in circumstances where the termination fee is payable, as applicable, constitutes the sole and exclusive remedy of the parties to the Merger Agreement and all other persons, including the shareholders of Gymboree, except as described below under “— Availability of Specific Performance.” The parties to the Merger Agreement acknowledged that the agreements contained in the provisions described in this section “— Termination Fees” and in the section “— Availability of Specific Performance” below are an integral part of the transactions contemplated by the Merger Agreement, that each of the termination fee and the reverse termination fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Gymboree or Parent or their respective affiliates in the circumstances in which such fee is payable for the efforts and resources expended and opportunities forgone while negotiating the Merger Agreement and in reliance on the Merger Agreement on the expectation of the consummation of the transactions contemplated thereby and that, without those provisions, the parties would not have entered into the Merger Agreement. If Gymboree or Parent, as the case may be, fails to timely pay any amount due, and either Parent or Gymboree, as the case may be, commences a suits that result in a judgment against the other party, such paying party shall reimburse the other party for all reasonable costs and expenses (including reasonable attorney’s fees) in connection with such suit, together with interest on such amount.

Availability of Specific Performance. The parties acknowledged and agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform the provisions of the Merger Agreement or otherwise breach such provisions and that, accordingly, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions hereof; provided, however, that the right of Gymboree to obtain an injunction, specific performance or other equitable relief shall be limited to seeking (i) an injunction ordering Parent and Purchaser to cause the Equity Financing to be funded (in the circumstances described below only) and (ii) an injunction to specifically enforce certain obligations of Parent and Purchaser set forth in the financing covenant, as described above under “— Financing.” Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

The parties explicitly agreed that Gymboree is entitled to obtain an injunction, or other appropriate form of equitable relief, to cause Parent and Purchaser to cause, or for Gymboree to directly cause, the Equity Financing to be funded at any time if, and only if, each of the following conditions has been satisfied:

•

(i) with respect to any funding of the Equity Financing to occur at the Offer Closing, all the conditions to the Offer have been satisfied or waived as of the Expiration Date, and, with respect to any funding of the Equity Financing to occur at the Merger Closing, all conditions to the obligations of Parent and Purchaser to close (other than those conditions that by their nature cannot be satisfied until the Merger Closing, but subject to the fulfillment or waiver of those conditions) have been satisfied, and remain satisfied, at the time when the Merger Closing would have occurred but for the failure of the Equity Financing to be funded;

•

(ii) the financing provided for by the Debt Commitment Letter has been funded in accordance with its terms or will be funded in accordance with its terms at the Offer Closing or the Merger Closing, as applicable, if the Equity Financing is funded in accordance with its terms at the Offer Closing or the Merger Closing, as applicable;

•

(iii) all conditions to funding set forth in the Equity Commitment Letter have been satisfied (other than those conditions that by their nature cannot be satisfied until the Merger Closing, but subject to the fulfillment or waiver of those conditions); and

•

(iv) with respect to any funding of the Equity Financing to occur at the Merger Closing, Gymboree has irrevocably confirmed that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Merger Closing will occur.

For the avoidance of doubt, while Gymboree may pursue both a grant of specific performance of the type provided in the preceding sentence and the payment of the reverse termination fee, under no circumstances shall Gymboree be permitted or entitled to receive both a grant of specific performance of the type contemplated by the preceding sentence and monetary damages, including all or any portion of the reverse termination fee.

Expenses. All costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses, except that Parent has agreed to pay, or cause to be paid, all documentary, sales, use, real property transfer, registration, transfer, stamp, recording and similar taxes, fees, and costs together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto incurred in connection with the Merger Agreement and the transactions contemplated thereby

Guaranty

Concurrent with the execution of the Merger Agreement, Bain Capital Fund X, L.P. (the “Guarantor”) delivered a limited guaranty addressed to Gymboree, guaranteeing certain obligations of Parent and Purchaser, respectively, under the Merger Agreement (the “Guaranty”). The following summary of the Guaranty is qualified in its entirety by reference to the Guaranty itself; a copy of which is filed as Exhibit (b)(3) to the Schedule TO filed with the SEC, which is incorporated by reference herein. Stockholders are urged to read the Guaranty for a more complete description of the provisions summarized below.

Under the Guaranty, the Guarantor, intending to be legally bound, thereby absolutely, irrevocably and unconditionally guaranteed to Gymboree the payment of (i) the reverse termination fee when required to be paid by Parent pursuant to and in accordance with Section 8.3(a)(iv)(A) Merger Agreement and (ii) all of the other liabilities and obligations of Parent and Purchaser under Section 6.12(a), Section 8.3(a)(iv)(B) and Section 8.3(e) the Merger Agreement when required to be paid by Parent or Purchaser pursuant to and in accordance with the Merger Agreement (clauses (i) and (ii) collectively, the “Guaranteed Obligations”); provided, however, that in no event is the aggregate liability of the Guarantor under the Guaranty to exceed $130,000,000 (the “Cap”), it being understood and agreed that the Guaranty may not be enforced against the Guarantor without giving affect to the Cap and the provisions of Section 4 and Section 6 of the Guaranty. The Guaranty is one of payment, not of collection, and is binding on Guarantor, its successors and assigns until the obligations arising under the Guaranty are satisfied in full.

Other than pursuant to (i) Gymboree’s rights as a third party beneficiary under the Equity Commitment Letter and (ii) the Confidentiality Agreement, recourse against the Guarantor under the Guaranty is the sole and exclusive remedy of Gymboree and all of its affiliates and security holders, and anyone purporting to claim by or through any of them, against the Non-Recourse Parties (as described below), other than against Parent or Purchaser in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby or the Equity Commitment Letter or the transactions contemplated thereby. Under the Guaranty Gymboree has agreed that it will not institute, and will cause its respective affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby or the Equity Commitment Letter or the transactions contemplated thereby, against any Non-Recourse Party (and other than against Parent or Purchaser) except for claims against the Guarantor under the Guaranty and except for claims in respect of the Confidentiality Agreement or as a third-party beneficiary under Section 4 of the Equity Commitment Letter. Nothing set forth in the Guaranty shall affect or be construed to affect any liability of Parent or Purchaser to Gymboree or shall confer or give or shall be construed to confer or give to any person or entity other than Gymboree any rights or remedies against any person other than the Guarantor as expressly set forth in the Guaranty. Under the Guaranty, the Guarantor has agreed that it will not institute, and will cause its respective affiliates not to institute, any proceeding asserting that the Guaranty is illegal, invalid or unenforceable in accordance with its terms. As used in the Guaranty, the term “Non-Recourse Parties” means, collectively, Parent, Purchaser, the Guarantor, and any of the foregoing’s respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, and any financial institution which provides or is committed to provide financing in connection with the transactions contemplated by the Merger Agreement.

The Guaranty will terminate and the Guarantor shall have no further obligations under or in connection with the Guaranty as of the earliest of: (a) the Effective Time, if the Merger Closing occurs; (b) the first anniversary of the Termination Date if the Merger Closing has not occurred and no claim for payment of the Guaranteed Obligations is brought under the Guaranty prior to such first anniversary; (c) the termination of the Merger Agreement in accordance with its terms by consent of the parties thereto or under circumstances in which Parent would not be obligated to pay any amount pursuant to Section 6.12(a), Section 8.3(a)(iv) or Section 8.3(e) of the Merger Agreement; (d) the final resolution of any and all claims brought under the Guaranty prior to termination in accordance with any of the provisions of clauses (a) through (c) above; and (e) any time when Gymboree or any of its affiliates asserts in any litigation or other proceeding that the provisions of the Guaranty limiting the Guarantor’s aggregate liability to the Cap or the provisions regarding Gymboree’s available remedies or termination of the Guaranty are illegal, invalid or unenforceable in whole or in part, or asserts that the Guarantor is liable in excess of the Cap, or asserts any theory of liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise) against the Guarantor or any Non-Recourse Party under or in connection with the Guaranty, the Merger Agreement, the Equity Commitment Letters or the transactions contemplated by the Guaranty, the Merger Agreement, the Equity Commitment Letter or any other agreement or instrument delivered in connection with the Guaranty, the Merger Agreement or the Equity Commitment Letter other than a claim (x) against the Guarantor for payment under the Guaranty (as limited by its terms, including the Cap), (y) pursuant to Section 5 of the Equity Commitment Letter or (z) against Parent or Purchaser pursuant to the Merger Agreement. In the event of any assertion of the types specified in clause (e), then: (i) the obligations of the Guarantor under the Guaranty shall terminate ab initio and be null and void, (ii) if the Guarantor shall have previously made any payments under the Guaranty, it shall be entitled to recover and retain any and all such payments, and (iii) neither the Guarantor nor any Non-Recourse Parties shall have any liability whatsoever (whether at law or in equity, whether sounding in contract, tort, statute or otherwise), to Gymboree or any other person or entity in any way under or in connection with the Guaranty, the Merger Agreement, the Equity Commitment Letter, any other agreement or instrument delivered in connection with the Guaranty, the Merger Agreement, the Equity Commitment Letter, or the transactions contemplated thereby.

Confidentiality Agreement

On August 9, 2010, Gymboree and Bain Capital Partners, LLC (“Bain”) entered into a confidentiality agreement and, on September 13, 2010, an amendment thereto (as amended, the “Confidentiality Agreement”), in connection with a possible negotiated transaction between the parties. Under the Confidentiality Agreement, Bain Capital agreed, subject to certain exceptions, to keep confidential any non-public information concerning Gymboree for a period of two years from the date of the Confidentiality Agreement and agreed to certain “standstill” and employee non-solicitation provisions for the protection of Gymboree for a period of eighteen months from the date of the Confidentiality Agreement. This summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) and (d)(3) to the Schedule TO filed with the SEC, which is incorporated by reference herein.

12. Purpose of the Offer; Plans for Gymboree.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Gymboree. The Offer, as the first step in the acquisition of Gymboree, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Gymboree or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Gymboree. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Gymboree.

Short-Form Merger. The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90% of the Shares, Parent and Purchaser intend to effect the Merger without prior notice to, or any action by, any other stockholder of Gymboree if permitted to do so under the DGCL (the “Short-Form Merger”). Even if Parent and Purchaser do not own at least 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser could seek to purchase additional Shares in the open market, from Gymboree or otherwise in order to reach the 90% threshold and effect a Short-Form Merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for Gymboree. It is expected that, initially following the Merger, the business and operations of Gymboree will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of Gymboree during the pendancy of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Gymboree’s business, operations, capitalization and management with a view to optimizing development of Gymboree’s potential.

To the best knowledge of Purchaser and Parent, except for certain pre-existing agreements described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Gymboree, on the one hand, and Parent, Purchaser, Sponsor or Gymboree, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Gymboree entering into any such agreement, arrangement or understanding.

It is possible that certain members of Gymboree’s current management team will enter into new employment arrangements with Gymboree after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

At the Effective Time, the certificate of incorporation of Purchaser and the bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and the bylaws of the Surviving Corporation until thereafter amended as provided by law and such certificate of incorporation and bylaws. The directors of Purchaser will become the directors of Gymboree and the officers of Gymboree at the Effective Time will be the officers of the Surviving Corporation in each case until their respective successors are duly elected or appointed. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Gymboree’s Board of Directors.”

Except as set forth in this Offer to Purchase, including as contemplated in this Section 12 — “Purpose of the Offer, Plans for Gymboree — Plans for Gymboree,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Gymboree or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Gymboree or any of its subsidiaries, (iii) any material change in Gymboree’s capitalization or dividend policy, (iv) any other material change in Gymboree’s corporate structure or business or (v) composition of its management or board of directors.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on the Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, Gymboree has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, the Nasdaq Stock Market would consider delisting the Shares from the Nasdaq Stock Market altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1 or (vi) (A) Gymboree has stockholders’ equity of less than $2.5 million, (B) the market value of Gymboree’s listed securities is less than $35 million over a 10 consecutive business day period and (C) Gymboree’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Gymboree, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to Gymboree, as of October 22, 2010, there were 27,374,059 Shares outstanding (including 956,540 unvested restricted stock awards). If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Gymboree to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Gymboree to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Gymboree, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with Stockholders’ Meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Gymboree and persons holding “restricted securities” of Gymboree to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause Gymboree to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Gymboree will not, and will not allow its subsidiaries to, declare, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the capital stock of Gymboree or any subsidiary of Gymboree.

15. Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered shares of Gymboree common stock promptly after the termination or withdrawal of the Offer), pay for any shares of Gymboree common stock tendered pursuant to the Offer if:

(a) there shall have not been validly tendered and not validly withdrawn on or prior to Expiration Date that number of shares of Gymboree common stock which, when added to the Shares owned by Parent and its Affiliates, would represent at least 66% of the Shares outstanding as of Expiration Date; or

(b) any applicable waiting period (or any extension thereof) under the HSR Act and any other Antitrust Laws relating to the purchase of Shares pursuant to the Offer or the consummation of the Merger shall not have expired or otherwise been terminated; or

(c) a Company Material Adverse Effect has occurred; or

(d) any of the following conditions shall have occurred and be continuing as of Expiration Date:

(i) a Governmental Authority shall have enacted, issued, promulgated, enforced or entered any law or order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer, the Top-Up Option or the consummation of the Top-Up Option or the Merger or the consummation of the Merger, or preventing, prohibiting or imposing adverse conditions with respect to the Offer, the Merger or the Top-Up Option;

(ii) any of the representations and warranties of Gymboree (A) set forth in Section 4.11(b) (Absence of Certain Changes or Events) of the Merger Agreement shall not be true and correct in all respects at and as of the Offer Closing, (B) set forth in Section 4.3 (Capitalization) of the Merger Agreement, without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall not be true and correct in all material respects at and as of the Offer Closing with the same effect as though made as of the Offer Closing (except to the extent expressly made as of an earlier date, in which case as of such date) and (C) set forth in Article IV of the Merger Agreement (other than the Sections of Article IV of the Merger Agreement referred to in clause (A) or (B) above), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall not be true and correct at and as of the Offer Closing (except to the extent expressly made as of an earlier date, in which case as of such date), except in the case of clause (C) for such failures to be true and correct as would not have, individually or in the aggregate, a Company Material Adverse Effect. Solely for the purposes of clause (B) above, if one or more inaccuracies in Section 4.3 of the Merger Agreement would cause the aggregate amount required to be paid by Parent to effectuate the Merger, refinance Gymboree’s Indebtedness, indirectly acquire all of the outstanding equity interests in Gymboree’s subsidiaries, and consummate the related transactions to be consummated on the Offer Closing Date and pay all fees and expenses in connection therewith, including pursuant to Article II or Article III, to increase by $3,000,000 or more, such inaccuracy or inaccuracies will be considered material for purposes of clause (B) of this clause (d)(ii);

(iii) Gymboree shall have failed to perform or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it under the Merger Agreement; or

(iv) the Merger Agreement shall have been terminated in accordance with its terms; or

(e) in the event that the exercise of the Top-Up Option is necessary to ensure that Parent or Purchaser owns at least 90% of the Shares outstanding immediately after the Offer Closing, the Shares issuable upon exercise of the Top-Up Option together with the shares validly tendered in the Offer and not properly withdrawn are insufficient for Purchaser to reach at least 90% of the outstanding Shares immediately after the Offer Closing (after giving effect to such exercise).

If the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions to the Offer (other than those conditions that by their terms are to be satisfied at the Offer Closing), then the Offer Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) any business day before or during the Marketing Period as may be specified by Parent on no less than 2 business days’ prior notice to Gymboree and (b) the first business day after the final day of the Marketing Period. For the avoidance of doubt, this paragraph shall be deemed to constitute an Offer Condition.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and applicable law, may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Gymboree with the SEC and other information concerning Gymboree, we are not aware of any governmental license or regulatory permit that appears to be material to Gymboree’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Gymboree’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Certain Conditions of the Offer.”

Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Sponsor, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Sponsor filed on October 22, 2010, and Gymboree will file, Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on November 5, 2010, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by Sponsor with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with Sponsor’s consent. In practice, complying with a Second Request can take a significant period of time. Although Gymboree is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Gymboree’s failure to make those filings nor a request for additional documents and information issued to Gymboree from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of Purchaser’s proposed acquisition of Gymboree. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Purchaser, Gymboree, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Laws. Gymboree is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Gymboree’s board of directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, for purposes of Section 203 of the DGCL.

Gymboree, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Certain Conditions of the Offer.”

Legal Proceedings. On October 12, 2010, a purported stockholder of Gymboree filed an alleged class action lawsuit in the Superior Court for the state of California in the County of San Francisco, captioned Scott Halliday v. The Gymboree Corporation, et al., case no. CGC-10-504544. In addition to Gymboree, the suit names the individual directors of Gymboree and Bain Capital Partners, LLC as defendants. The action is pending and defendants have 30 days from the service of the summons to file a responsive pleading with the Court. The Halliday action purports to be brought individually and on behalf of the public stockholders of Gymboree and alleges claims for breaches of fiduciary duties against the Gymboree board of directors in connection with the proposed transaction and that Gymboree and Bain Capital Partners aided and abetted the purported breaches of fiduciary duties. The Halliday action seeks, among other things, preliminary and permanent injunctive relief prohibiting consummation of the proposed acquisition, rescission of the Merger Agreement and attorneys’ fees and costs. The foregoing description is qualified in its entirety by reference to such Exhibit (a)(5)(A) to the Schedule TO, which is incorporated herein by reference.

Also on October 12, 2010, another purported stockholder of Gymboree filed an alleged class action lawsuit in the Superior Court for the state of California in the County of San Francisco, captioned Daniel Himmel v. Gymboree Corp., et al., case no. CGC-10-504550. In addition to Gymboree, the suit names the individual directors and Chief Financial Officer of Gymboree, Parent, Purchaser and Bain Capital Partners as defendants. The action is pending and defendants have 30 days from the service of the summons to file a responsive pleading with the Court. The Himmel action purports to be brought individually and on behalf of the public stockholders of Gymboree and alleges claims for breaches of fiduciary duties against the Gymboree board of directors and Gymboree’s Chief Financial Officer in connection with the proposed transaction and that Gymboree, Purchaser and Bain Capital Partners aided and abetted the purported breaches of fiduciary duties. The Himmel action seeks, among other things, preliminary and permanent injunctive relief prohibiting consummation of the proposed acquisition, rescission of the Merger Agreement, imposition of a constructive trust in favor of the plaintiff upon any benefits allegedly improperly received by the defendants and attorneys’ fees and costs. The foregoing description is qualified in its entirety by reference to such Exhibit (a)(5)(B) to the Schedule TO, which is incorporated herein by reference.

On October 18, 2010, another purported stockholder of Gymboree filed an alleged class action lawsuit in the Superior Court for the state of California in the County of San Francisco, captioned Gregory Harris v. The Gymboree Corporation, et al., case no. CGC-10-504694. In addition to Gymboree, the suit names the individual directors of Gymboree and Bain Capital Partners as defendants. The action is pending and defendants have 30 days from the service of the summons to file a responsive pleading with the Court. The Harris action purports to be brought individually and on behalf of the public stockholders of Gymboree and alleges claims for breaches of fiduciary duties against the Gymboree board of directors in connection with the proposed transaction and that Gymboree and Bain Capital Partners aided and abetted the purported breaches of fiduciary duties. The Harris action seeks, among other things, preliminary and permanent injunctive relief prohibiting consummation of the proposed acquisition, rescission of the Merger Agreement and attorneys’ fees and costs. The foregoing description is qualified in its entirety by reference to such Exhibit (a)(5)(C) to the Schedule TO, which is incorporated herein by reference.

17. Appraisal Rights.

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer and who do not vote for adoption of the Merger Agreement will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Offer Price. Such rights to demand appraisal, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the Effective Time (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Unless the Court in its discretion determines otherwise for good cause shown, such interest shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as in effect from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price. Any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Option Shares will not be taken into account in any determination of the fair value of any Shares held by a holder who has properly exercised and perfected his or her demand for appraisal rights with respect to such Shares pursuant to Section 262 of the DGCL.

If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share held by such stockholder will be converted into the right to receive the Offer Price, without interest and less any withholding taxes. A stockholder may withdraw his, her or its demand for appraisal by delivering to Gymboree a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger within 60 days after the Effective Time (or thereafter with the consent of the Surviving Corporation).

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Offer Price therefor.

18. Fees and Expenses.

Parent and Purchaser have retained Okapi Partners LLC to be the Information Agent and Wells Fargo Bank, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Gymboree is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than 10 business days from the date of this Offer to Purchase, setting forth the recommendation of Gymboree’s board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Gymboree” above.

Giraffe Acquisition Corporation

October 25, 2010

SCHEDULE I

INFORMATION RELATING TO PURCHASER AND THE OFFEROR GROUP

Parent. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer of Parent. Unless otherwise indicated, the current business address of each person is c/o Bain Capital Partners, LLC, 111 Huntington Avenue, Boston, MA 02199 and the telephone number is (617) 516-2000.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Joshua Bekenstein, Director and President	US	Managing Director of Bain Capital

Jordan Hitch, Vice President and Secretary	US	Managing Director of Bain Capital

Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. Unless otherwise indicated, the current business address of each person is c/o Bain Capital Partners, LLC, 111 Huntington Avenue, Boston, MA 02199 and the telephone number is (617) 516-2000.

Name	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Joshua Bekenstein, Director and President	US	Managing Director of Bain Capital

Jordan Hitch, Director and Vice President and Secretary	US	Managing Director of Bain Capital

Bain Capital Fund X, L.P. is a Cayman Islands exempted limited partnership engaged in the business of making private equity and other types of investments.

Bain Capital Partners X, L.P. is the general partner of Bain Capital Fund X, L.P. Bain Capital Partners X, L.P., is a Cayman Islands exempted limited partnership, the principal business of which is acting as general partner of Bain Fund X and a related fund.

Bain Capital Investors, LLC (“Bain Capital Investors”) is the general partner of Bain Partners X. Bain Capital Investors is a Delaware limited liability company engaged in the business of acting as the general partner of persons primarily engaged in the business of making private equity and other types of investments.

The business address of each of Bain Capital Fund X, L.P., Bain Capital Partners X, L.P., Bain Capital Investors and the managing directors listed below is c/o Bain Capital Partners, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199, except that the address of the managing directors working in the New York office is c/o Bain Capital NY, LLC, 745 5th Avenue, New York, New York 10151.

The names and material occupations, positions offices or employment during the past five years of each managing director on the investment committee of Bain Capital Investors, LLC are set forth below. Each is a U.S. citizen.

Name and Address	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Andrew B. Balson	US	Managing director of Bain Capital Investors. He joined Bain Capital in 1996 and became a Managing Director in 2000.

Steven W. Barnes	US	Managing director of Bain Capital Investors. He has been associated with Bain Capital since 1988 and became a Managing Director in 2000.

Joshua Bekenstein	US	Managing director of Bain Capital Investors and a director of Parent and Purchaser. He joined Bain Capital at its inception in 1984 and became a Managing Director in 1986.

John P. Connaughton	US	Managing director of Bain Capital Investors. He joined Bain Capital in 1989 and became a Managing Director in 1997.

Todd M. Cook	US	Managing director of Bain Capital Investors. He joined Bain Capital in 1996 and became a Managing Director in 2009.

Paul B. Edgerley	US	Managing director of Bain Capital Investors. He joined Bain Capital in 1988 and became a Managing Director in 1990.

Christopher R. Gordon	US	Managing director of Bain Capital Investors. He joined Bain Capital in 1997 and became a Managing Director in 2009.

Blair E. Hendrix	US	Managing director of Bain Capital Investors. He joined Bain Capital in 2000 and became a Managing Director in 2009.

Jordan Hitch	US	Managing director of Bain Capital Investors and a director of Parent and Purchaser. He joined Bain Capital in 1997 and became a Managing Director in 2005.

Matthew S. Levin	US	Managing director of Bain Capital Investors. He joined Bain Capital in 1992 and became a Managing Director in 2000.

Ian K. Loring	US	Managing director of Bain Capital Investors. He joined Bain Capital in 1996 and became a Managing Director in 2000.

Phil Loughlin	US	Managing director of Bain Capital Investors. He joined Bain Capital in 1996 and became a Managing Director in 2000.

Name and Address	Citizenship	Present Principal Occupation or Employment (all have served five years or more in present position unless otherwise noted)
Mark E. Nunnelly	US	Managing director of Bain Capital Investors. He joined Bain Capital and became a Managing Director in 1990.

Stephen G. Pagliuca	US	Managing director of Bain Capital Investors. He joined Bain Capital and became a Managing Director in 1989.

Ian A. Reynolds	US	Managing director of Bain Capital Investors. He joined Bain Capital in 1996 and became a Managing Director in 2008.

Mark Angelo Verdi	US	Managing director of Bain Capital Investors. He joined Bain Capital in 2004 and became a Managing Director in 2009.

Michael Ward	US	Managing director of Bain Capital Investors. He joined Bain Capital in 2002 and became a Managing Director in 2005.

Stephen M. Zide	US	Managing director of Bain Capital Investors. He joined Bain Capital in 1997 and became a Managing Director in 2001. Mr. Zide works in Bain Capital’s New York office.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

Call Toll-Free: (800) 380-1372

If delivering by mail:	If delivering by hand or overnight delivery: (by 5:00 P.M. CST on Expiration Date)

Wells Fargo Bank, N.A. Shareowner Services Attn: Voluntary Corporate Actions P.O. Box 64854 St. Paul, Minnesota 55164-0854	Wells Fargo Bank, N.A. Shareowner Services Attn: Voluntary Corporate Actions 161 North Concord Exchange South St. Paul, Minnesota 55075

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

437 Madison Avenue, 28th Floor

New York, New York 10022

Banks and Brokerage Firms, Please Call: (212) 297 0720

Stockholders and All Others, Call Toll-Free: (877) 285 5990

Email: info@okapipartners.com